     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 17, 1999
                                                    REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM SB-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            SUNHAWK.COM CORPORATION
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

            WASHINGTON                            2741                            91-156830
   (STATE OR OTHER JURISDICTION       (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                       223 TAYLOR AVENUE NORTH, SUITE 200
                           SEATTLE, WASHINGTON 98109
                                 (206) 728-6063
(ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES AND PRINCIPAL PLACE
                                  OF BUSINESS)

                                  MARLIN ELLER
                     CHIEF EXECUTIVE OFFICER AND PRESIDENT
                            SUNHAWK.COM CORPORATION
                       223 TAYLOR AVENUE NORTH, SUITE 200
                           SEATTLE, WASHINGTON 98109
                                 (206) 728-6063
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                  COPIES OF ALL COMMUNICATIONS TO BE SENT TO:

             THE OTTO LAW GROUP, PLLC                            KELLEY DRYE & WARREN LLP
               DAVID M. OTTO, ESQ.                               M. RIDGWAY BARKER, ESQ.
               4553 52ND AVENUE NE                                  TWO STAMFORD PLAZA
            SEATTLE, WASHINGTON 98105                             281 TRESSER BOULEVARD
                  (206) 985-1820                               STAMFORD, CONNECTICUT 06901
                                                                      (203) 351-8032

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
-----------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
-----------

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
-----------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                            PROPOSED MAXIMUM      PROPOSED MAXIMUM         AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES TO     AMOUNT TO BE      OFFERING PRICE PER    AGGREGATE OFFERING    REGISTRATION FEE
BE REGISTERED                             REGISTERED            SHARE(1)              PRICE(2)                (2)
-------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value...........  1,380,000 shares          $8.00              $11,040,000             $3,070
-------------------------------------------------------------------------------------------------------------------------
Representative's warrants to purchase
  shares of Common Stock, no par
  value(3)...........................   120,000 shares           $0.001              $      120             None(4)
-------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value, issuable
  upon exercise of Representative's
  warrants...........................   120,000 shares           $9.60              $ 1,152,000             $  321
-------------------------------------------------------------------------------------------------------------------------
Total................................                                                                       $3,391
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

(1) Bona fide estimate for computation of the registration fee pursuant to Rule 457(a) under the Securities Act.
(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.
(3) Represents warrants to be issued to the Representative. Pursuant to Rule 416 under the Securities Act, there are also being registered hereby such additional indeterminate number of shares of common stock as may become issuable by reason of the anti-dilution provisions set forth in the Representative's warrants.
(4) None pursuant to Rule 457(g) under the Securities Act.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. Underwriters may not confirm sales of these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED JUNE 17, 1999

PROSPECTUS

                                1,200,000 Shares
                                      LOGO

                                  Common Stock

                           -------------------------

     This is an initial public offering of 1,200,000 shares of common stock of Sunhawk.com Corporation.

     No public market currently exists for our shares.

     We will apply for quotation of the common stock on the Nasdaq SmallCap(R) Market under the symbol "SNHK," and listing on the Pacific Stock Exchange under the symbol "SNH."

     It is expected that the initial public offering price will be between $7.00 and $8.00 per share.

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF FACTORS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

                                                              PER SHARE      TOTAL
                                                              ----------   ----------
Public offering price.......................................  $            $
Underwriting discounts and commissions......................  $            $
Proceeds, before expenses, to Sunhawk.com...................  $            $

     The underwriters may, under certain circumstances, for 30 days after the date of this prospectus purchase up to an additional 180,000 shares of common stock from us at the initial public offering price less the underwriting discount.

                           -------------------------

     The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares against payment in New York, New York
on              , 1999.

                           -------------------------

COLEMAN AND COMPANY SECURITIES, INC.

                                                  OSCAR GRUSS & SON INCORPORATED

                                           , 1999

[Inside Cover Page]

Fore front: Various screens from Sunhawk.com's web site depicting different screens and features of the Sunhawk.com web site

Background: Sheet music and sampling of sheet music covers

Text: Sunhawk.com.
      Digital    Print    Audio
      The complete solution for delivering music on-line. Sunhawk.com is a leading digital music producer dedicated to enhancing the enjoyment of music worldwide.

[Inside Back Cover]

Sampling of sheet music covers representing a few of the currently available sheet music titles offered by Sunhawk.com

Text: Sunhawk.com
      Your Interactive Music Store

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our financial statements and notes to those statements appearing elsewhere in this prospectus. Except as otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise the option granted by Sunhawk.com to purchase additional shares in this offering. See "Underwriting."

     Sunhawk(R), Sunhawk.com, the Sunhawk.com logo and Solero(R) are trademarks or registered trademarks of Sunhawk.com Corporation. All other trademarks and trade names appearing in this prospectus are the property of their respective holders.

                            SUNHAWK.COM CORPORATION

     We were incorporated in the State of Washington on August 20, 1992 and intend to reincorporate in the State of Delaware prior to the closing of this offering. See "Description of Securities." Our principal executive offices are located at 223 Taylor Avenue North, Suite 200, Seattle, Washington 98109, and our telephone and fax numbers are (206) 728-6063 and (206) 728-6416, respectively. Our e-mail address is sunhawk@sunhawk.com, and our web site address is www.sunhawk.com. Information accessed on or through our web site does not constitute a part of this prospectus.

     We are a leading provider of digital sheet music over the Internet. We have proprietary technology that allows customers to download encrypted sheet music files over the Internet in a playable, interactive digital format (the "Solero format") which can then be viewed, played, stored on and printed from IBM and compatible personal computers ("PCs"). Our patented electronic commerce ("e-commerce") and other proprietary technologies provide music publishers with greater control over the distribution of their digital sheet music by enabling us to limit the unauthorized redistribution of this digital sheet music and efficiently monitor and report the royalties due upon purchases by customers. We also process and fulfill orders over the Internet for traditional printed sheet music from our online catalog.

     We currently have contracts with Warner Bros. Publications U.S., Inc. ("Warner"), which owns 7.1% of our common stock prior to this offering, and EMI Christian Music Publishing ("EMIC"), a subsidiary of EMI Music Publishing. These contracts provide us with the right to sell and distribute digital editions of selected musical compositions from Warner's and EMIC's catalogs. We are continuing to convert music from the Warner and EMIC catalogs into our Solero format and are selling this digital sheet music, in addition to other song titles, on our Internet retail site at www.sunhawk.com. Our digital sheet music is also sold through referrals from Warner's web site and EMIC's web site, as well as through our associates program, in which web site owners receive sales-based referral fees when they link customers to us from their web sites. We have both domestic in-house and overseas third-party production capabilities that complete the conversion of the printed sheet music into digital format in preparation for distribution and sale over the Internet. As of May 24, 1999, we had approximately 20,000 pages of digital sheet music, representing approximately 4,500 song titles, archived and available for distribution and sale.

     We also compress digitally recorded music files utilizing MPEG-1 Audio Layer-3 ("MP3") technology, encrypt these recorded music files and sell the recorded music in our proprietary Sunhawk audio format ("Sunhawk Audio") over the Internet. When Sunhawk Audio files are delivered and downloaded, they can only be played using our proprietary Solero viewer ("Solero Viewer") and, by virtue of our encryption technology, can be accessed only by the purchasing customer. This enables us to securely distribute digitally recorded music over the Internet and provide the owner of the music with royalty payments and better control over the distribution of their recorded music. While we presently have a limited number of recorded music files in Sunhawk Audio format, we expect to expand the number of recorded music files and song titles available for distribution by broadening our existing strategic alliances with Warner and EMIC, developing alliances with record companies and other music publishers, and securing the rights to distribute the recorded music complement of the Solero digital sheet music we sell.

     Internet use worldwide has grown dramatically since the end of 1989 when there were approximately 1.1 million Internet users, according to the Internet Industry Almanac. This source projects the number of Internet users at year-end 2000 to be approximately 330 million. As the number of Internet users grows, so too do the opportunities for e-commerce.

     Music is one of the oldest and most popular forms of entertainment and constitutes a multi-billion dollar consumer industry. According to a 1998 industry report by The Music Trades, the worldwide music products industry was estimated to be $15 billion in 1997. According to a 1999 report by The Music Trades, U.S. businesses accounted for approximately $6.3 billion in total music products sales in 1997, of which print music ranked fifth in all product categories with retail value revenues of $433.5 million. However, the fragmented nature of print music retail distribution and certain other inefficiencies inherent in print music production and distribution present numerous challenges to traditional print music retailers.

     By leveraging the growth of the Internet and the shop-at-home convenience of e-commerce with our proprietary technology, we offer customers and other retailers worldwide an alternative to the traditional printed sheet music distribution channel, featuring a larger selection of song titles than previously available in most traditional retail music stores.

     Our management team is led by Mr. Marlin Eller, our Chairman of the Board, Chief Executive Officer and President, who spent 13 years at Microsoft Corporation where, among other things, he led the development of the graphics subsystem of Windows 1.0. Additionally, the Eller and McConney 1995 Family Living Trust, of which Mr. Eller is a co-trustee, has invested total consideration of approximately $6.1 million in Sunhawk.com since our inception. Other members of our management team have held senior positions at such organizations as KPMG Peat Marwick, LLP and the U.S. National Academy of Sciences. Finally, our board of directors includes members such as Mr. Luis F. Talavera, a former Director of Research and Development at Microsoft Corporation, and Mr. Fred Anton, currently the President and Chief Operating Officer of Warner.

     Our goal is to be the leading provider of digital sheet music and related products over the Internet. To achieve this goal, we will need to continue to expand our catalog of music titles available to customers, leverage current technology to extend the breadth of our product offerings and capitalize on cross-selling opportunities. Another key element of our strategy is to increase interest in and traffic to our web site through various Internet marketing techniques and the use of one-to-one customer relationship marketing. We will also continue to employ traditional advertising methods to strengthen and increase recognition of the Sunhawk and Solero brand names, including the distribution of CD-ROMs and enhanced audio compact discs ("CDs") containing our Solero Viewer for installation by prospective customers. Finally, we intend to establish and leverage relationships with educational institutions and traditional retailers of music-related products to both generate sales and increase our exposure to our target market.

                                  THE OFFERING

Common stock offered by us...............  1,200,000 shares
Common stock to be outstanding after this
  offering...............................  3,140,851 shares
Over-allotment option....................  180,000 shares
Use of proceeds..........................  We anticipate that the net proceeds from this offering will be used for:
                                           - sales and marketing activities;
                                           - acquiring rights to digitize and sell additional music in the Solero music format and in the Sunhawk Audio format
                                             as well as the audio complement to the digital sheet
                                             music we sell;
                                           - increasing our production of Solero digital sheet music
                                             and of Sunhawk Audio files as well as the audio
                                             complement to the digital sheet music we sell;
                                           - working capital to finance, among other things, the
                                             hiring of additional management and other personnel and
                                             other general corporate purposes;
                                           - one-time payment to Eller McConney LLC in connection with the assignment of Eller McConney LLC's right to receive
                                             for ten years, at no additional cost to us, production
                                             services for digital sheet music from a new independent
                                             Russian production company;
                                           - upgrading and acquiring computer hardware and software;
                                             and
                                           - upgrading existing facilities (including leasehold
                                             improvements).
Proposed Nasdaq SmallCap(R) Market
  Symbol.................................  "SNHK"
Proposed Pacific Stock Exchange Symbol...  "SNH"

                         SUMMARY FINANCIAL INFORMATION

     The following table summarizes the financial data of our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                 FISCAL YEAR                 SIX MONTHS
                                             ENDED SEPTEMBER 30,          ENDED MARCH 31,
                                          -------------------------   ------------------------
                                             1997          1998          1998         1999
                                          -----------   -----------   ----------   -----------
                                                                            (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Sales...................................  $    15,066   $    27,263   $   14,372   $    45,389
Gross profit............................       10,052         4,746        7,731         8,466
Loss from operations....................     (844,406)   (1,349,125)    (592,579)   (1,120,700)
Net loss................................     (910,983)   (1,475,579)    (649,623)   (1,234,628)
Net loss per share --
  basic and diluted.....................  $     (0.78)  $     (1.19)  $    (0.53)  $     (0.97)
Weighted average common shares for net
  loss per share computations -- basic
  and diluted...........................    1,173,402     1,239,790    1,233,607     1,270,879

     The following table provides a summary of our balance sheet as of March 31, 1999. The as adjusted column reflects the sale of 1,200,000 shares of common stock in this offering at an assumed initial public offering price of $7.50 per share after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. See "Capitalization."

                                                                 AT MARCH 31, 1999
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                                    (UNAUDITED)
BALANCE SHEET DATA:
Working capital.............................................  $1,377,429   $ 8,587,429
Total assets................................................   3,635,779    10,845,779
Total shareholders' equity..................................   3,344,994    10,554,994

                                                   FISCAL YEAR     SIX MONTHS
                                                      ENDED           ENDED
                                                  SEPTEMBER 30,     MARCH 31,
                                                  -------------   -------------    TOTALS AS OF
                                                  1997    1998    1998    1999    MARCH 31, 1999
                                                  -----   -----   -----   -----   --------------
SUMMARY OPERATING DATA:
Solero song titles published....................    411   1,420     749   1,816        3,647
Solero pages published..........................  1,898   5,088   2,443   8,981       15,967
Total online digital products sold..............    124   3,387     843   6,687       10,198

                                  RISK FACTORS

     You should carefully consider the risks described below before making a decision to buy our common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur our business could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. You should also refer to the other information set forth in this prospectus, including our financial statements and the notes to those statements.

     Certain statements throughout this prospectus are forward-looking statements. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements that are not historical facts. When we use the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions, we are generally identifying forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are many factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including the factors discussed below.

WE HAVE INCURRED LOSSES SINCE INCEPTION AND MAY INCUR FUTURE LOSSES.

     To date, we have had limited revenues and have not shown a profit in our operations. We incurred net losses of $910,983 in 1997, $1,475,579 in 1998 and $1,234,628 for the six months ended March 31, 1999. Nonetheless, we had total equity of $3,344,994 as of March 31, 1999. We expect to continue to devote substantial resources to the production of Solero digital sheet music and Sunhawk Audio files, sales and marketing activities and the acquisition of rights to additional sheet music and recorded music. As a result, we will need to generate significant revenues to achieve and maintain profitability. Our business strategy may not be successful, and we cannot predict when, or if, we will become profitable. If we achieve profitability, we may not be able to sustain it.

WE HAVE A LIMITED OPERATING HISTORY.

     We were incorporated in August 1992 but did not go online with our web site until February 1997 and did not make our first sale online until March 1997. Accordingly, we have a limited operating history upon which you can evaluate our business and prospects, which makes it difficult to forecast our future operating results. The new and evolving nature of using e-commerce for the digital sheet music distribution business increases these uncertainties. You must consider our business in light of the risks, uncertainties and problems frequently encountered by companies with limited operating histories.

DIGITAL SHEET MUSIC IS AN UNPROVEN PRODUCT.

     Our future success will depend on our ability to significantly increase sales of our Solero digital sheet music over the Internet, while successfully managing costs. If music publishers, other music content providers and consumers do not adopt the Internet as a means of distributing digital sheet music in general, and our technology in particular, our business would be harmed.

THERE IS NO EXISTING INDUSTRY STANDARD FOR THE DISTRIBUTION OF DIGITAL SHEET MUSIC.

     The market for digital music products is characterized by new developments in technology and evolving industry standards. There is currently no generally adopted industry standard, and one may never materialize, for the creation, storage and distribution of playable, interactive digital sheet music. We cannot assure you that our Solero format will be a successful format for the creation, storage and distribution of playable, interactive digital sheet music, or that it will be adopted by customers in sufficient numbers for us to be successful. Further, if another format for the creation, storage and delivery of playable, interactive digital sheet music emerges, we cannot assure you that it will be possible to convert Solero digital sheet music into that alternate format.

WE DEPEND ON OUR EXISTING AND FUTURE RELATIONSHIPS WITH MUSIC PUBLISHERS AND OTHER SHEET MUSIC PROVIDERS TO FURTHER EXPAND OUR CATALOG.

     In order to expand our catalog of song titles, we must negotiate and enter into license agreements with music publishers and other sheet music providers. Our ability to maintain existing relationships with music publishers and record companies is critical to the success of our business. As of May 24, 1999, a majority of our catalog of Solero digital song titles was licensed from Warner and EMIC. Although our agreements with Warner and EMIC are for initial terms of ten and five years, respectively, from the date of execution, the agreements could be terminated prior to the normal expiration of their terms in the event of any uncured material breach. Any termination of the Warner or EMIC agreements would decrease the availability of digital sheet music that we offer customers and would harm our business.

     In addition, our success will depend on our ability to build relationships with additional music publishers to expand our catalog of song titles. While we have rights to convert and distribute a number of sheet music titles, other music publishers have a substantial number of sheet music titles to which we will continue to solicit conversion and distribution rights. We cannot assure you as to when those rights will be available to us, if at all, or that such rights will be available to us on commercially reasonable terms. Our failure to expand our catalog of digital sheet music titles may affect the growth of our sales and could harm our business.

WE RELY ON THIRD PARTIES IN FULFILLING ORDERS FOR TRADITIONAL PRINTED SHEET
MUSIC.

     Although we have accounts with several distributors, we obtain substantially all of our traditional printed sheet music directly from an unaffiliated third-party distributor with whom we do not have a written agreement. There can be no assurance that if our distributor relationship was terminated, we would be able to find an alternative, comparable supplier capable of providing printed sheet music on terms that we would find satisfactory. To the extent our distributor does not have sufficient capacity or is otherwise unable to fulfill orders on a timely basis, such capacity constraints could harm our business. We also rely on third-party carriers for traditional printed sheet music shipments and are therefore subject to the risks, including employee strikes and inclement weather, associated with these carriers' ability to provide delivery services to meet our shipping needs. If we fail to adequately address these and other order fulfillment risks, our business would be harmed.

NEW SOURCES OF PUBLISHING RIGHTS OTHER THAN THOSE WE HAVE NOW MAY COST MORE.

     We may be required to pay substantial royalty advances or be required to make payments to acquire additional music conversion and distribution rights from new sources in the future. We cannot assure you that we will be able to recoup advances or payments, if any, that may be payable for such rights. Our failure to make such payments could harm our relationships with our licensors, including, but not limited to, cancellation of our license agreements. In addition, license fees payable to music publishers and other licensing agencies may increase as we continue to expand our catalog and as competition for these titles increases. Music publishers, record companies, copyright owners, performance rights societies, licensing agencies and others may make claims for royalties in addition to those we are currently paying. If we are required to pay increased or additional licensing fees, these increased payments could reduce our margins and could harm our business.

WE FACE COMPETITION.

     As a retailer of print and digital sheet music over the Internet, we currently or potentially compete with a variety of companies. In the print sheet music market, our competitors include:

     - traditional retail sheet music merchants, including conventional mail-order companies;

     - various music merchandisers that sell instruments and related music products over the Internet;

     - music publishers that sell products directly over the Internet on a mail-order basis; and

     - assorted e-commerce web sites selling books and music over the Internet, including print sheet music at lower prices in some cases than we currently offer.

     With respect to digital sheet music, we do not believe any of our competitors have converted substantial portions of sheet music into an interactive digital format that can be stored, encrypted, previewed, played and printed via a PC. However, companies that are currently in similar or potentially competing businesses include Sheet Music Direct (affiliated with Hal Leonard Corporation and Music Sales Corporation) and Coda Music Technology. If these or other companies successfully develop competing technologies or acquire significant catalogs of music, our business could be harmed. In addition, if we expand the Sunhawk Audio portion of our business, we will face significantly increased competition and different competitive challenges from other Internet audio providers than we currently experience.

     Many of our current and potential competitors are well-established companies that have greater financial, marketing, distribution, brand recognition and other resources than we have, and there can be no assurance that we will be able to compete effectively against these companies. Additionally, larger, well-established and well-financed entities such as major music publishers may acquire, invest in, or form joint ventures with our e-commerce competitors or other sheet music publishers or suppliers who develop their own Internet distribution channels, any of which could harm our business.

WE DEPEND ON FOREIGN SUBCONTRACTORS TO CONVERT SHEET MUSIC INTO THE SOLERO
FORMAT.

     While our encryption, quality control and Internet operations are located at our offices in Seattle, Washington, substantially all of our digital sheet music is produced by third-party subcontractors in the Philippines and Russia. These relationships may be affected by political or economic uncertainties, termination of our existing agreements or personnel shortages. Although domestic third-party providers of these services are available, we believe that such services are more costly. If the supply of music converted into our Solero format from foreign third-party subcontractors is disrupted for any reason, our ability to produce additional Solero music titles will be disrupted until other service providers are contracted with, and our business could be harmed. See "Business -- Operations" and "Certain Transactions."

WE DEPEND ON THE CONTINUED GROWTH OF E-COMMERCE.

     Our future revenues and any potential future profits are dependent upon widespread acceptance and increased use of the Internet as a medium for commerce. We cannot predict whether customers who have used traditional means of commerce will instead purchase digital and pre-printed sheet music or digitally recorded music over the Internet. Customer concerns over the security of transactions conducted on the Internet, together with concerns over the privacy of users, may inhibit the growth of the Internet and e-commerce. If use of the Internet does not continue to grow, or if the necessary Internet infrastructure or complementary services are not developed and maintained to effectively support any growth that may occur, our business could be harmed.

WE FACE RISKS ASSOCIATED WITH UNANTICIPATED INCREASES IN CUSTOMER TRAFFIC.

     We believe our present digital encrypted download and order delivery systems are adequate for the foreseeable future. Nonetheless, we may add customers at unanticipated rates that will require us to upgrade our existing software and hardware, secure additional services and equipment, and add capacity to our system. Our success will depend in part on our ability to quickly and effectively scale our operations to accommodate any significant increase in customer traffic and orders. If we do not successfully scale our operations to accommodate increased customer demands for our products, our business could be harmed.

OUR OPERATIONS ARE SUBJECT TO SYSTEM FAILURE RISKS.

     Our ability to sell digital sheet music over the Internet successfully and provide high quality customer service depends on the efficient and uninterrupted operation of our computer and communications systems. Our systems are vulnerable to damage from fires, earthquakes, floods and other natural disasters as well as telecommunications failures, power losses, computer viruses, vandalism and similar events. The occurrence of any of the foregoing could lead to interruptions, delays, loss of data or the inability to sell our products. Our customers may become dissatisfied by any system failure or delay that interrupts our ability to provide service. Sustained or repeated system failures could affect our reputation, which would harm our business. Substantially all of our computer hardware for operating Sunhawk.com is currently located at a single facility in Seattle, Washington. We are in the process of installing a redundant system and designing a formal disaster recovery plan. The failure to complete any of the foregoing could harm our business.

OUR PRODUCTS AND SERVICES MAY CONTAIN ERRORS.

     We offer complex products and services. They may contain undetected errors when first introduced or when new versions are released. If we market products and services that contain errors or that do not function properly, we may experience negative publicity, loss of or delay in market acceptance, or claims against us by customers, any of which could harm our business.

OUR SALES AND OTHER TAX OBLIGATIONS MAY INCREASE IN THE FUTURE.

     We collect sales taxes for transactions in the State of Washington only. One or more local, state, federal or foreign jurisdictions may seek to impose additional sales or other tax obligations on us. Proposals have been made at various state and local levels that would impose additional taxes on the sale of goods and services over the Internet. None of these has been adopted as of this date. If adopted, however, such taxes could impair the growth of e-commerce and our business could be harmed. In 1998, Congress passed the Internet Freedom Act, which imposes a three-year moratorium on state and local taxes on Internet-based transactions. We cannot assure you that this moratorium will be extended. Failure to renew this moratorium would allow various states to impose taxes on e-commerce, which could harm our business.

WE FACE RISKS ASSOCIATED WITH GROWTH AND NEW BUSINESS.

     While we have experienced rapid growth, we believe anticipated growth may place a significant strain on our operations. In addition, we may expand our product and service offerings to include other forms of digital content. Any such growth or expansion may require significant additional costs and expenses and could expose us to increased competition and other risks. To manage growth, we must train, manage and motivate our employees and efficiently manage our systems and resources. We cannot assure you that we will be able to effectively manage the expansion of our operations. Our failure to effectively manage growth could harm our business.

WE MAY ENCOUNTER SECURITY RISKS ASSOCIATED WITH OUR BUSINESS ON THE INTERNET.

     A significant concern regarding e-commerce over the Internet has been the need for secure transmission of consumer information. We rely on encryption and credit card authentication technology for the purpose of securely transmitting confidential information such as customer credit card numbers. We cannot predict whether events or developments in technology could result in a compromise or breach of the technology we use to protect customer transaction data and other information. Despite our security efforts, if third persons were able to breach our network security or otherwise misappropriate our users' personal information or credit card information, we could be subject to liability. Moreover, we could incur additional expenses if new regulations regarding the use of personal information are introduced or if authorities choose to investigate our privacy practices. We may need to expend significant capital and other resources to protect against security breaches or to remedy problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches. Any compromise of our encryption and authentication technology could harm our business.

WE RELY ON THIRD-PARTY TECHNOLOGY AND INTERNET SERVICE PROVIDERS.

     While a substantial portion of our software and technology has been internally developed, we rely on third parties for certain of our software and technology. There can be no assurance that third-party technology licenses or agreements to provide certain services will continue to be available to us on commercially reasonable terms, or at all. In addition, our success will depend, in large part, upon third parties maintaining the Internet infrastructure to provide a reliable network with the speed, ease of use, data capacity, security and hardware necessary for reliable Internet access and services. The loss of any of these third-party technologies, or the failure of our service providers to provide necessary Internet services, could harm our business.

WE ARE SUSCEPTIBLE TO YEAR 2000 RISKS.

     Our software, products and information systems were developed using a four-digit year code. As a result, we believe that our software, products and information systems will function properly with respect to dates in the Year 2000 and thereafter. We cannot assure you, however, that either our technology or the products, software and systems of other companies on which our products, software, systems and operations rely will function properly with respect to dates in the Year 2000 and thereafter. Any resulting system failures could harm our business. We have identified our critical vendors and are monitoring their Year 2000 compliance programs. We are also in the process of establishing our contingency plans. The failure of any of our critical vendors to adequately address the Year 2000 problem or the failure by us to successfully implement our contingency plans could harm our business.

WE DEPEND UPON OUR INTELLECTUAL PROPERTY RIGHTS, INCLUDING OUR DOMAIN NAME, AND THOSE RIGHTS ARE SUBJECT TO INFRINGEMENT BY OTHERS AND REGULATORY CHANGES.

     We consider our patents, trademarks, trade secrets and other similar intellectual property to be a valuable part of our business. To protect our intellectual property rights, we rely upon copyright, trademark, patent and trade secret laws and generally enter into confidentiality agreements with our employees, consultants, vendors and corporate business partners. We cannot assure you that applicable U.S. or foreign laws or our use of confidentiality agreements will provide sufficient protection from misappropriation or infringement of our intellectual property rights or the unauthorized use or distribution of our products, particularly in foreign countries where laws or law enforcement practices may not protect our intellectual property rights as fully as in the United States. If third parties were to use or otherwise misappropriate our copyrighted materials, trademarks or other intellectual property rights without our consent or approval, independently develop products utilizing our technologies or breach the security provided by our encryption and e-commerce technology our competitive position could be harmed, or we could become involved in litigation to enforce our rights. Our failure or inability to protect our intellectual property rights could harm our business.

     We currently hold various Internet domain names relating to our brands, including the "Sunhawk.com" domain name. Domain names generally are regulated by Internet regulatory bodies. The manner in which domain names are regulated in the United States and in foreign countries is subject to change, and any adverse change in these regulations could harm our business.

WE MAY BE EXPOSED TO LIABILITY FOR MUSIC AND OTHER CONTENT ON OUR WEB SITE AND MAY FACE INTELLECTUAL PROPERTY INFRINGEMENT AND OTHER CLAIMS.

     Although we do not believe we infringe upon the intellectual property or other rights of any third parties, we cannot assure you that third parties will not assert such claims against us in the future or that such claims will not be successful. Because of the third-party use of music and information downloaded from our web site, we may be subject to claims for copyright or trademark infringement, negligence, defamation, obscenity or on other grounds. The area of law relating to the digital distribution of music and other materials over the Internet is unsettled, and we face risks associated with, for example, content appearing on sites to which we link, content appearing on sites created by members of our associates program and a failure by us to obtain all necessary rights to distribute our music products. We may also face claims based on the software, technology and other materials that we obtain from third parties. Our insurance may not adequately protect us against these types of claims and, even if these claims do not result in liability, we could incur significant costs and a diversion of technical and management resources in investigating and defending ourselves against these claims, which could harm our business. Although we are generally indemnified against claims related to software and other materials licensed from third parties, such indemnity may not be available or adequate in all cases.

WE DEPEND ON KEY PERSONNEL.

     Our success depends substantially on the continued services of our executive officers and key employees, in particular Marlin Eller, our Chairman of the Board, Chief Executive Officer and President. The loss of the services of Mr. Eller or any of our other executive officers or key employees could harm our business. We have applied for a $1,000,000 key man life insurance policy on the life of Mr. Eller. None of our executive officers or key employees currently has a contract that guarantees employment. There can be no assurance that any of these persons will remain employed by us or that these persons will not participate in businesses that compete with us in the future.

OUR OFFICERS AND DIRECTORS WILL CONTINUE TO HAVE SUBSTANTIAL CONTROL OVER SUNHAWK.COM AFTER THIS OFFERING.

     Immediately after the closing of this offering, the Eller and McConney 1995 Family Living Trust, of which Mr. Eller, our Chairman of the Board, Chief Executive Officer and President, and Mary McConney, our Treasurer, serve as the trustees, will own 1,430,565 shares of our outstanding common stock, which will represent 45.5% of our outstanding common stock (43.1% if the underwriters' over-allotment option is exercised in full). Accordingly, the Eller and McConney 1995 Family Living Trust will have significant influence over the election of directors and other matters submitted to a vote of our shareholders. Moreover, our executive officers, directors and entities affiliated with them will, in the aggregate, beneficially own 50.0% of our outstanding common stock upon the completion of this offering. As a result, these shareholders will possess significant influence over us, with the ability to significantly influence all matters requiring approval by our shareholders. See "Principal Shareholders."

WE MAY RAISE ADDITIONAL FINANCING IN THE FUTURE.

     If we raise funds through the issuance of equity, equity-related or debt securities in the future, such securities may have rights, preferences or privileges senior to those of the rights of our common stock, and our shareholders may experience dilution as a result of such financing. We have no current arrangements with respect to, or potential sources of, additional financing. If we seek to raise additional capital, we cannot assure you that any future financing will be available to us when needed, on commercially reasonable terms, or at all. Any inability to obtain additional financing when needed could harm our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

WE FACE GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES.

     As commerce on the Internet continues to evolve, federal, state, local or foreign agencies may adopt laws and regulations that may impact our business, including legislation and regulations relating to the distribution of music and other content over the Internet and privacy and encryption issues. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, content, taxation, defamation and personal privacy is uncertain. Further, the growing use of the Internet has burdened the existing telecommunications infrastructure and has caused interruptions in telephone service. Telephone carriers have petitioned the government to regulate the Internet and impose usage fees on Internet service providers. The imposition of such laws and regulations could expose us to significant liability. In addition, any such new legislation or regulation or government enforcement of existing regulations may limit the growth of the Internet, increase our cost of doing business or increase our legal exposure, any of which could harm our business.

UNLESS A PUBLIC MARKET DEVELOPS FOR OUR COMMON STOCK, YOU MAY NOT BE ABLE TO SELL YOUR SHARES.

     Prior to this offering, there has been no public market for our common stock. Accordingly, we cannot assure you that an active trading market will develop and be sustained upon the completion of this offering or that the market price of our common stock will not decline below the initial public offering price. The initial public offering price was determined by negotiations between us and the Representative. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price.

OUR QUARTERLY RESULTS AND COMMON STOCK PRICE ARE LIKELY TO BE HIGHLY VOLATILE.

     The stock market and Internet stocks specifically have experienced significant price and volume fluctuations that have affected the market price of common stock for many companies engaged in industries similar to that of Sunhawk.com. We expect our future quarterly operating results to experience significant fluctuations caused by a variety of factors, many of which are outside of our control. Period-to-period comparisons of our results of operations may not be meaningful and should not be relied upon as an indication of our future performance. In addition, sheet music purchases have traditionally been subject to seasonality fluctuations. As a result, investors purchasing in this offering may not be able to resell their shares at or above the initial public offering price and could lose all of their investment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

WE WILL REINCORPORATE IN THE STATE OF DELAWARE, AND, AS A RESULT, EXISTING SHAREHOLDERS MAY HAVE DISSENTERS' RIGHTS.

     Prior to the completion of this offering, we intend to reincorporate in the State of Delaware. Our shareholders, whose rights are currently governed by our Amended and Restated Articles of Incorporation, our Restated Bylaws and Washington law, will, upon completion of the Delaware reincorporation, be governed by our Delaware Certificate of Incorporation, our Delaware Bylaws and Delaware law. See "Description of Securities -- Delaware Reincorporation." Although we do not believe that such reincorporation entitles our existing shareholders to dissenters' rights, any claims for dissenters' rights, if successful, could require payment by us to dissenting shareholders of the fair value of their shares. Any successful claim against us by a dissenting shareholder could harm our business.

CERTAIN ANTI-TAKEOVER PROVISIONS MAY MAKE IT MORE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US.

     Provisions of our Amended and Restated Articles of Incorporation, Amended and Restated Bylaws, and following our Delaware reincorporation, provisions of our Delaware Certificate of Incorporation and Delaware Bylaws, as well as certain provisions of Washington and Delaware law, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. See "Description of Securities -- Anti-Takeover Law."

                                USE OF PROCEEDS

     The estimated net proceeds to us of this offering, assuming an initial public offering price of $7.50 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $7,210,000 ($8,398,000, if the underwriters' over-allotment option is exercised in full). We currently expect to apply the estimated net proceeds as follows:

                            USE                                 AMOUNT      PERCENTAGE
------------------------------------------------------------  ----------    ----------
Sales and marketing activities, including expenditures
  associated with the production and distribution of CD-ROMs and enhanced CDs containing the Solero Viewer for
  installation by prospective customers, distribution of
  promotional inserts in direct mailings to targeted
  audiences, web site advertising, seasonal promotions and
  the hiring of additional personnel........................  $2,000,000        28%
Acquiring rights to digitize and sell additional music in
  the Solero music format and in the Sunhawk Audio format as well as the audio complement to the digital sheet music we
  sell......................................................   2,000,000        28%
Increasing our production of Solero digital sheet music and
  of Sunhawk Audio files as well as the audio complement to
  the digital sheet music we sell...........................   1,500,000        21%
Working capital to finance, among other things, the hiring
  of additional management and other personnel and other
  general corporate purposes................................     660,000         9%
One-time payment to Eller McConney LLC in connection with
  the assignment of Eller McConney LLC's right to receive a
  total of 270,000 pages of digital sheet music over ten
  years, at no additional cost to us, production services
  for digital sheet music from a new independent Russian
  production company........................................     600,000         8%
Upgrading and acquiring computer hardware and software,
  including the purchase of a redundant server and an
  additional server which we expect to locate in Europe.....     250,000         3%
Upgrading existing facilities (including leasehold
  improvements).............................................     200,000         3%
                                                              ----------       ---
          Total.............................................  $7,210,000       100%
                                                              ==========       ===

     We cannot assure you that the above dollar amounts will be specifically allocated as set forth in the foregoing table. As a result, our management will have discretion in the application of the proceeds. Allocation of net proceeds is further subject to future events including general economic conditions, changes in our strategy and response to competitive pressures and consumer preferences associated with the music industry and Internet commerce. Pending ultimate application, the net proceeds will be invested in interest-bearing securities guaranteed by the U.S. government or its agencies.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of March 31, 1999:

        - on an actual basis; and

        - on an as adjusted basis to reflect the receipt by us of the estimated net proceeds from this offering.

     You should read this information together with our financial statements and the notes to those statements included elsewhere in this prospectus.

                                                                  AT MARCH 31, 1999
                                                              --------------------------
                                                                ACTUAL       AS ADJUSTED
                                                              -----------    -----------
Shareholders' equity:
  Preferred Stock, no par value; 1,000,000 shares
     authorized; none issued and outstanding................  $        --    $        --
  Common Stock, no par value; 20,000,000 shares authorized;
     1,940,851 shares issued and outstanding, actual;
     3,140,851 shares issued and outstanding, as adjusted...    7,584,745     14,794,745
Accumulated deficit.........................................   (4,239,751)    (4,239,751)
                                                              -----------    -----------
     Total shareholders' equity.............................    3,344,994     10,554,994
                                                              -----------    -----------
          Total capitalization..............................  $ 3,344,994    $10,554,994
                                                              ===========    ===========

     The foregoing table assumes no exercise of any outstanding stock options. In addition to the shares of common stock to be outstanding after this offering, we may issue additional shares of common stock under the following plans and arrangements:

     - 46,305 shares of common stock subject to options outstanding under our 1996 Stock Option Plan and 218,695 shares available for future issuance under the Plan as of March 31, 1999;

     - 120,000 shares of common stock reserved for issuance upon exercise of the Representative's warrants; and

     - 180,000 shares of common stock reserved for issuance upon exercise of the underwriters' over-allotment option.

See "Management -- Stock Option Plan" and "Underwriting."

                                    DILUTION

     Our net tangible book value at March 31, 1999 was $1,885,184, or $0.97 per share. Net tangible book value per share represents the amount of total tangible assets of Sunhawk.com reduced by our total liabilities, divided by the number of shares of common stock outstanding as of March 31, 1999. After giving effect to the sale by us of the 1,200,000 shares of common stock offered in this prospectus at an assumed initial public offering price of $7.50 per share (after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us), our as adjusted net tangible book value at March 31, 1999 would have been $9,095,184, or $2.90 per share. This represents an immediate increase in net tangible book value of $1.93 per share to existing shareholders and an immediate dilution of $4.60 per share to new investors purchasing shares of common stock in this offering. The following table illustrates the per share dilution:

Assumed initial public offering price.......................           $7.50
  Net tangible book value per share at March 31, 1999.......  $0.97
  Increase per share attributable to new investors..........   1.93
                                                              -----
As adjusted net tangible book value per share after this
  offering..................................................            2.90
                                                                       -----
Dilution per share to new investors.........................           $4.60
                                                                       =====

     The following table sets forth on an adjusted basis at March 31, 1999, after giving effect to the sale by us of 1,200,000 shares of common stock offered in this prospectus at an assumed initial public offering price of $7.50 per share, the number of shares of common stock purchased from us, the total consideration paid to us, and the average price paid per share by existing shareholders and by investors purchasing shares of common stock in this offering:

                                      SHARES PURCHASED      TOTAL CONSIDERATION
                                     -------------------   ---------------------   AVERAGE PRICE
                                      NUMBER     PERCENT     AMOUNT      PERCENT     PER SHARE
                                     ---------   -------   -----------   -------   -------------
Existing shareholders..............  1,940,851     61.8%   $ 5,883,272     39.5%       $3.03
New investors......................  1,200,000     38.2%     9,000,000     60.5%        7.50
                                     ---------    -----    -----------    -----
          Total....................  3,140,851    100.0%   $14,883,272    100.0%
                                     =========    =====    ===========    =====

     The foregoing table assumes no exercise of any outstanding stock options. As of March 31, 1999, there were outstanding options to purchase 46,305 shares of common stock under the 1996 Stock Option Plan, at a weighted average exercise price of $5.38 per share. To the extent that outstanding options are exercised, there will be further dilution to new investors. See "Management -- Stock Option Plan."

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock, and we do not anticipate paying cash dividends in the foreseeable future. Any future determination with regard to the payment of dividends will be at the sole discretion of our board of directors.

                            SELECTED FINANCIAL DATA

     The following selected financial data for the years ended September 30, 1997 and 1998 are derived from our financial statements, which have been audited by Ernst & Young LLP, independent auditors. The selected financial data at March 31, 1999 and for the six months ended March 31, 1998 and 1999 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for these periods. When you read the selected financial data below, it is important that you also read the historical financial statements and related notes to those statements appearing elsewhere in this prospectus, as well as the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." The historical results and the results for the six months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the entire year ending September 30, 1999 or future results.

                                           FOR THE FISCAL YEAR ENDED    FOR THE SIX MONTHS ENDED
                                                 SEPTEMBER 30,                 MARCH 31,
                                           --------------------------   ------------------------
                                              1997           1998          1998         1999
                                           -----------   ------------   ----------   -----------
                                                                              (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
  Sales..................................  $   15,066    $    27,263    $   14,372   $    45,389
  Cost of goods sold.....................       5,014         22,517         6,641        36,923
                                           ----------    -----------    ----------   -----------
  Gross profit...........................      10,052          4,746         7,731         8,466
  Selling, general and administrative
     expenses............................     854,458      1,353,871       600,310     1,129,166
                                           ----------    -----------    ----------   -----------
  Loss from operations...................    (844,406)    (1,349,125)     (592,579)   (1,120,700)
  Interest expense on notes payable to
     shareholders........................      66,577        126,454        57,044       113,928
                                           ----------    -----------    ----------   -----------
  Net loss...............................  $ (910,983)   $(1,475,579)   $ (649,623)  $(1,234,628)
                                           ==========    ===========    ==========   ===========
  Net loss per share -- basic and
     diluted.............................  $    (0.78)   $     (1.19)   $    (0.53)  $     (0.97)
                                           ==========    ===========    ==========   ===========
  Weighted average common shares for net
     loss per share computations -- basic
     and diluted.........................   1,173,402      1,239,790     1,233,607     1,270,879

                                                         AT SEPTEMBER 30,
                                                     -------------------------   AT MARCH 31,
                                                        1997          1998           1999
                                                     -----------   -----------   ------------
                                                                                 (UNAUDITED)
BALANCE SHEET DATA:
Working capital (deficit)..........................  $(1,602,704)  $(3,213,584)   $1,377,429
Total assets.......................................      212,831       508,516     3,635,779
Total shareholders' equity (deficit)...............   (1,432,323)   (2,807,902)    3,344,994

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements and other financial information included elsewhere in this prospectus.

OVERVIEW

     We were incorporated in August 1992 and began distributing and selling digital sheet music over the Internet in March 1997. From the date of incorporation until March 1997, our operating activities consisted principally of creating our digital sheet music catalog, developing and patenting our technology, establishing international operations for the production of digital sheet music, negotiating for the rights to distribute and sell sheet music, developing a corporate infrastructure for the management of data, producing digital sheet music, creating and distributing certain CD-ROM compilations and developing the Sunhawk.com web site. In September 1996, we began selling CD-ROMs of the complete works of Scott Joplin, and in July 1997, we began selling CD-ROMs of Handel's Messiah, both containing digital sheet music in our Solero format. We launched our web site in February 1997 and made our first sale of digital sheet music in March 1997. In 1998, we established our strategic alliances and entered into contracts with Warner and EMIC for the right to sell and distribute selected portions of their sheet music catalogs. Since March 1997, we have sold approximately 10,200 digital sheet music products and approximately 1,400 traditional printed sheet music products and CD-ROMs. Through March 31, 1999, substantially all of our sales have been derived from the sale of CD-ROMs and digital or printed sheet music through our web site and from special promotions and services for our strategic partners.

     Sales are primarily derived from digital and printed sheet music offered over the Internet and either downloaded directly from our web site or ordered from our web site and delivered via regular mail or overnight courier. Sales are net of any applicable discounts, and sales of traditional printed sheet music include shipping and handling charges. A customer's account is settled by directly charging his credit card. For digital sheet music downloaded over the Internet, revenues are recognized upon execution of the order. Revenues from sales of traditional printed sheet music are recognized upon shipment of the printed sheet music from our offices in Seattle, Washington.

     Cost of goods sold consists principally of the costs associated with royalty payments, materials, amortization of the cost of producing digital masters, shipping costs and credit card processing fees. In order to expand our digital sheet music catalog, we entered into contracts with Warner and EMIC for initial terms of ten and five years, respectively, from the date of execution. These contracts provide us with access to selected portions of the music catalogs of Warner and EMIC. Upon the sale of any digital title licensed from Warner or EMIC, we are required to remit the appropriate royalty to the respective publisher. Royalty payments are based on actual sales, less credit card processing fees and shipping costs, if any. Inventory consists of CD-ROMs and the cost of the printed sheet music books. Amortization of the cost of producing digital masters relates to the digital sheet music and is based on the shorter of estimated useful lives or the term of the distribution contracts for the digital masters. Shipping costs and credit card processing fees include costs related to the shipping of traditional printed sheet music and the processing of credit card payments for printed and digital sheet music. We expect that our cost of goods sold will increase significantly as we accelerate our production of digital sheet music and enter into additional strategic partnerships to further develop and expand our catalog of digital sheet music and recorded music. Furthermore, amortization of the music catalog distribution rights will begin in the quarter ending June 30, 1999, resulting in an increase in cost of goods sold. The amortization of music catalog distribution rights is estimated at $38,000 per quarter through the remaining term of the Warner contract, which ends December 31, 2007.

     Selling expenses consist primarily of trade shows and other promotional and advertising expenditures, including payroll and payroll-related expenses. We have incurred minimal advertising expenditures to date as we have focused our efforts on creating our digital sheet music catalog and securing strategic alliances and the rights to digitize sheet music. We expense all advertising costs as incurred, and we expect selling expenses to increase significantly as we seek to increase the number of Solero Viewers downloaded from our web site or distributed on CD-ROMs and enhanced CDs, drive customer traffic to our web site, enhance our brand name awareness and otherwise promote the sale of our products. General and administrative expenses consist primarily of management salaries and expenses, insurance premiums, rent, telephone costs, travel expenses for general business, legal and professional fees, staff salaries, other payroll expenses and other related expenses for general corporate functions.

     To date, we have incurred substantial costs to expand our sheet music catalog; produce, distribute and sell digital and printed sheet music; develop our technologies; acquire patents and other intellectual property rights; acquire the rights to certain sheet music; secure contracts with Warner and EMIC; and further develop and grow our operational infrastructure and web site. As a result, we have incurred operating losses since our date of incorporation. In addition, we expect to incur significantly increased operating expenses in connection with the expansion of our catalog of digital sheet music and the distribution and sale of certain recorded music, the increase in the size of our staff, the expansion of our sales and marketing efforts, the upgrade of our software and hardware, further development of our technology and the acquisition of rights to additional sheet music and recorded music. To the extent that increases in operating expenses precede or are not followed by increases in sales, our business could be harmed.

     We have a limited operating history upon which to base an evaluation of our business and prospects. We have yet to achieve significant sales, and our ability to generate significant sales in the future is uncertain. Further, in view of the rapidly evolving nature of our business and our very limited operating history, it is not possible to forecast sales. We believe, therefore, that period-to-period comparisons of our financial results are not necessarily meaningful, and you should not rely upon them as an indication of future performance.

     Our business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as the Internet and e-commerce. In addition, our sales depend substantially upon the level of activity on our web site and our ability to successfully create brand name awareness and market recognition for our product. Although we have experienced growth in our sales, there can be no assurance that our sales will continue at their current rate of growth.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED MARCH 31, 1999 COMPARED TO THE SIX MONTHS ENDED MARCH 31, 1998

Sales

     Sales for the six months ended March 31, 1999 were $45,389 compared to $14,372 for the six months ended March 31, 1998. This increase in sales resulted from entering into strategic alliances with Warner and EMIC, offering printed sheet music on our web site, providing a wider selection of music titles in our Solero format, benefiting from the overall increase in Internet shopping, offering certain promotional features on our web site in order to increase customer traffic and providing special services for our strategic partners.

Cost of Goods Sold

     Cost of goods sold for the six months ended March 31, 1999 was $36,923 compared to $6,641 for the six months ended March 31, 1998. The increase in cost of goods sold as a percentage of sales was primarily due to an increase during the six months ended March 31, 1999 in the proportion of royalty-bearing sales to sales of public domain titles which do not bear royalties. Also, the increased amortization of digital sheet music masters during the six months ended March 31, 1999 resulted from the increased number of digital sheet music titles available during that period. For the six months ended March 31, 1999, royalty payments accounted for $12,637, or 28% of sales, and costs associated with the amortization of digital sheet music masters accounted for $12,182, or 27% of sales. For the six months ended March 31, 1998, royalty payments accounted for $628, or 4% of sales, and costs associated with the amortization of digital sheet music masters accounted for $3,074, or 21% of sales.

Selling, General and Administrative Expenses

     Selling expenses for the six months ended March 31, 1999 were $100,141 compared to $34,590 for the six months ended March 31, 1998. Selling expenses for both six-month periods consisted primarily of expenditures incurred in connection with advertising, attending trade shows, establishing our strategic alliances with Warner and EMIC, expansion of our web site and payroll-related expenses. General and administrative expenses for the six months ended March 31, 1999 were $1,029,025 compared to $565,720 for the six months ended March 31, 1998. This increase was primarily due to the expansion of our production capabilities and our digital sheet music catalog, hiring additional employees, corporate facility expenses necessary to operate the business, relocation of our office and additional professional services.

Interest Expense on Notes Payable to Shareholder

     Interest expense for the six months ended March 31, 1999 was $113,928 compared to $57,044 for the six months ended March 31, 1998. We intend to pay off the balance of $113,928 on September 29, 1999. The interest expense for both six-month periods was attributable to loans to us made by the Eller and McConney 1995 Family Living Trust, which loans were converted into common stock on March 31, 1999.

RESULTS OF OPERATIONS FOR THE YEAR ENDED SEPTEMBER 30, 1998 COMPARED TO THE YEAR ENDED SEPTEMBER 30, 1997

Sales

     Sales for the year ended September 30, 1998 were $27,263 compared to $15,066 for the year ended September 30, 1997. Sales for the year ended September 30, 1997 consisted of sales over the Internet of sheet music converted into Solero format and CD-ROMs. The increase in sales was principally due to the expansion of our music catalog and customer base, which resulted from the inclusion of song titles from the Warner and EMIC catalogs and the addition of traditional printed sheet music on our web site.

Cost of Goods Sold

     Cost of goods sold for the year ended September 30, 1998 was $22,517 compared to $5,014 for the year ended September 30, 1997. The increase in cost of goods sold was due to an increase in the proportion of royalty-bearing sales to sales of public domain titles which do not bear royalties and an increase in the amortization of digital sheet music masters due to the increase in the number of digital sheet music titles from $1,804, or 12% of the sales for the year ended September 30, 1997, to $8,347, or 31% of sales for the year ended September 30, 1998.

Selling, General and Administrative Expenses

     Selling expenses for the year ended September 30, 1998 were $82,915 compared to $65,021 for the year ended September 30, 1997. This increase was due primarily to our attendance at more trade shows and general advertising. General and administrative expenses for the year ended September 30, 1998 were $1,270,956 compared to $789,437 for the year ended September 30, 1997. This increase was primarily due to the expenses associated with operating a larger office, improvements and upgrades to our facilities and software and hardware, increases in the number of personnel necessary to support the growth of our business and operations, and costs incurred in connection with adding production and programming functions and enhancing the features and functionality of our web site and related technology.

Interest Expense on Notes Payable to Shareholder

     Interest expense for the year ended September 30, 1998 was $126,454 compared to $66,577 for the year ended September 30, 1997. This increase was due to the additional debt we incurred in order to satisfy our operating costs and expenses.

LIQUIDITY AND CAPITAL RESOURCES

     We have financed our operations since inception primarily with funds received from the sale of equity to and loans from the Eller and McConney 1995 Family Living Trust. As of March 31, 1999, we had cash and cash equivalents of $1,624,720 and working capital of $1,377,429. We are currently financing our daily operations primarily through an equity investment made by the Eller and McConney 1995 Family Living Trust.

     Net cash used in operating activities totaled $1,015,914 for the six months ended March 31, 1999 compared to $533,653 for the six months ended March 31, 1998. The increases in net cash used in operating activities for both six-month periods were primarily attributable to increases in production staff.

     Net cash used in investing activities was $219,271 for the six months ended March 31, 1999 compared to $121,745 for the six months ended March 31, 1998. In both six-month periods the cash used in investing activities was used primarily for the acquisition of property, equipment, digital sheet music masters, patents and trademarks.

     Net cash provided by financing activities was $2,800,812 for the six months ended March 31, 1999 compared to $701,000 for the six months ended March 31, 1998. The increase in net cash for financing activities for the six months ended March 31, 1999 was derived from proceeds from the sale of common stock to the Eller and McConney 1995 Family Living Trust in the aggregate amount of $1,500,000 and proceeds from notes payable in the aggregate amount of $1,355,000 issued to the Eller and McConney 1995 Family Living Trust which, along with other notes payable to the Eller and McConney 1995 Family Living Trust, were converted into common stock at a conversion price of $9.53 per share on March 31, 1999. Net cash for financing activities for the six months ended March 31, 1998 was primarily derived from proceeds from notes payable issued to the Eller and McConney 1995 Family Living Trust in the aggregate amount of $601,000, which, along with other loans by the Eller and McConney 1995 Family Living Trust, were converted into common stock at $9.53 per share on March 31, 1999.

     We believe that we will need to acquire additional equipment to assist in our production capabilities; equipment to upgrade our web site; other equipment, hardware and software related to our computer systems, server and web site operations; and additional furniture and fixtures. We expect to fund our purchase of additional capital equipment with our working capital, which will include proceeds from this offering.

     We believe that the net proceeds from our prior financing, a debt to equity conversion by the Eller and McConney 1995 Family Living Trust, this offering and cash flows from operations will be adequate to satisfy our operations, working capital and capital expenditure requirements for at least the next 12 months. If we seek to raise additional capital, however, there can be no assurance that additional financing will be available on acceptable terms, if at all, or that any additional financing will not dilute shares held by our shareholders.

YEAR 2000 COMPLIANCE

     Our software, products and information systems were developed using a four-digit year code. As a result, we believe that our software, products and information systems will function properly with respect to dates in the Year 2000 and thereafter. We cannot assure you, however, that either our technology or the products, software and systems of other companies on which our products, software, systems and operations rely will function properly with respect to dates in the Year 2000 and thereafter. Any resulting system failures could harm our business. We have identified our critical vendors and are monitoring their Year 2000 compliance programs. We are also in the process of establishing our contingency plans. The failure of any of our critical vendors to adequately address the Year 2000 problem or the failure by us to successfully implement our contingency plans could harm our business. The cost of the Year 2000 monitoring of our critical vendors is not expected to be material to our results of operations or financial position.

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

                                    BUSINESS

OVERVIEW

     We are a leading provider of digital sheet music over the Internet. We have proprietary technology that allows customers to download encrypted sheet music files over the Internet in a playable, interactive digital format which can then be viewed, played, stored on and printed from PCs. Our patented e-commerce and other proprietary technologies provide music publishers with greater control over the distribution of their digital sheet music by enabling us to limit the unauthorized redistribution of this music and efficiently monitor and report the royalties due upon purchases by customers. We also process and fulfill orders over the Internet for traditional printed sheet music from our online catalog.

     We currently have contracts with Warner, which owns 7.1% of our common stock prior to this offering, and EMIC. These contracts provide us with the right to sell and distribute digital editions of selected musical compositions from Warner's and EMIC's catalogs. We are continuing to convert music from the Warner and EMIC catalogs into our Solero format and are selling this digital sheet music, in addition to other song titles, on our Internet retail site at www.sunhawk.com. Our digital sheet music is also sold through referrals from Warner's web site and EMIC's web site, as well as through our associates program, in which web site owners receive sales-based referral fees when they link customers to us from their web sites. We have both domestic in-house and overseas third-party production capabilities that complete the conversion of the printed sheet music into digital format in preparation for distribution and sale over the Internet. As of May 24, 1999, we had approximately 20,000 pages of digital sheet music, representing approximately 4,500 titles, archived and available for distribution and sale.

     We also compress digitally recorded music files utilizing MP3 technology, encrypt these recorded music files and sell the recorded music in our proprietary Sunhawk Audio format over the Internet. When Sunhawk Audio files are delivered and downloaded, they can only be played using our Solero Viewer and, by virtue of our encryption technology, can be accessed only by the purchasing customer. This enables us to securely distribute digitally recorded music and provide the owner of the music with royalty payments and better control over the distribution of their recorded music. While we presently have a limited number of recorded music files in Sunhawk Audio format, we expect to expand the number of recorded music files and titles available for distribution by broadening our existing strategic alliances with Warner and EMIC, developing alliances with record companies and other music publishers, and securing the rights to distribute the recorded music complement of the Solero digital sheet music we sell.

     Our management team is led by Mr. Marlin Eller, who spent 13 years at Microsoft Corporation where, among other things, he led the development of the graphics subsystem of Windows 1.0. Additionally, the Eller and McConney 1995 Family Living Trust, of which Mr. Eller is a co-trustee, has made an investment of total consideration of approximately $6.1 million in Sunhawk.com since our inception. Other members of our management team have held senior positions at such organizations as KPMG Peat Marwick, LLP and the U.S. National Academy of Sciences. Finally, our board of directors includes members such as Mr. Luis F. Talavera, a former Director of Research and Development at Microsoft Corporation, and Mr. Fred Anton, currently the President and Chief Operating Officer of Warner.

INDUSTRY BACKGROUND

Growth of Internet Use

     Internet use worldwide has grown dramatically since the end of 1989 when there were approximately 1.1 million Internet users, according to the Internet Industry Almanac. This source estimated the number of Internet users at end of 1997 to be approximately 100 million. Growth projections for the years 1998 to 2000 vary widely from approximately 50% to 100% per year, but assuming the more conservative end of this range, the Internet Industry Almanac projects the number of Internet users at the end of 2000 to be approximately 330 million. Within the United States, this source estimates that the number of users will grow from approximately 55 million at the end of 1997 to approximately 132 million by the end of 2000. As the number of Internet users grows, so too do the opportunities for e-commerce.

The Music Product Industry

     Music is one of the oldest and most popular forms of entertainment and constitutes a multi-billion dollar consumer industry. According to a 1998 industry report by The Music Trades, the worldwide music products industry was estimated to be $15 billion in 1997. According to a 1999 report by The Music Trades, U.S. businesses accounted for approximately $6.3 billion in total music products sales in 1997, of which print music ranked fifth in all product categories with retail value revenues of $433.5 million. However, the fragmented nature of print music retail distribution and certain other inefficiencies inherent in print music production and distribution present numerous challenges to traditional print music retailers.

Music Publication and Distribution

     When songwriters or composers create musical compositions, they often do not have the resources to fund the production and marketing of their compositions in a cost-effective manner. In exchange for a percentage of revenues, music publishers typically assume the production and promotion responsibilities needed to bring a composition to market, including the audio recording, the production and distribution of the print music, copyright and royalty administration and marketing. Some of the major music publishers include EMI Music Publishing, Warner/Chappell Music, BMG Music Publishing, Polygram Music Publishing,* Sony/ATV Tree and MCA Music Publishing.* The approximate sizes of their respective catalogs are illustrated below, according to a 1996 report by Larry Wacholtz, a music industry author.

                             NUMBER OF SONG TITLES

EMI                                                                            1,000,000
---                                                                            ---------
Warner/Chappell                                                                 800,000
BMG                                                                             500,000
Polygram                                                                        250,000
Sony                                                                            100,000
MCA                                                                             100,000

* MCA Music Publishing now includes the former Polygram Music Publishing pursuant to a 1998 merger.

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

Music publishers either retain and manage print and distribution rights themselves, or they may license these rights to other publishers or distributors. These rights may be given worldwide, or they may be territorially restricted. Sheet music distributors deliver sheet music to retail outlets or other wholesalers which, in turn, sell the printed sheet music to customers.
                         [SUNHAWK DISTRIBUTION GRAPHIC]

     The retail distribution of print music in the United States is highly fragmented. According to a 1999 review by the National Association of Music Merchants, of a total of 8,443 music retail stores in the United States, only 4,481 stores sold print music in 1998, of which 106 were print music specialty stores. According to 1998 reports by The Music Trades, the combined 1997 revenues of Hal Leonard Corporation, Warner Brothers Publications, Music Sales, Ltd., Alfred Publishing, Carl Fischer Music Group and Mel Bay Publishing together amounted to approximately $219 million.

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

Challenges Faced by Traditional Print Music Retailers

     The fragmented nature of print music retail distribution and certain other inefficiencies inherent in print music production and distribution present numerous challenges to traditional print music retailers. Printed sheet music can occupy a significant amount of store space with high inventory risks for music store owners, and shelf space constraints limit the titles immediately available to consumers and also preclude access to lesser known or independent artists. The fulfillment and distribution process for printed sheet music is expensive and time-consuming, also affecting the supply and price of product available to the consumers. These and other factors significantly affect the cost, availability and variety of printed sheet music available to consumers today.

SUNHAWK.COM SOLUTION

     In converting traditional printed sheet music into a digital encrypted format that can be delivered over the Internet and then viewed, listened to, stored on and printed from a customer's computer, we are changing the manner in which sheet music is published, distributed and purchased. We are replacing traditional printed sheet music with a playable, interactive digital format containing security and educational features. Our products offer customers a highly efficient and more complete and enjoyable musical experience while providing music publishers with a means to limit the unauthorized redistribution of their digital sheet music and efficiently monitor the royalties due upon purchase.

     By leveraging the growth of the Internet and the shop-at-home convenience of online retail with our proprietary technology, we have the ability to offer customers and other retailers worldwide an alternative to the traditional printed sheet music media distribution channel, featuring a larger selection of song titles than previously available in most traditional retail music stores, search engines and other methods to quickly locate items of interest, interactive functionality, decreased inventory risks and fulfillment costs and immediate and direct delivery of music.

SUNHAWK.COM PRODUCTS, SERVICES AND PROPRIETARY TECHNOLOGY

     We are in the business of delivering digital sheet music over the Internet to individuals and businesses in a manner that is user-friendly and better protects the copyrighted content of composers and publishers. Utilizing our proprietary technology, we are able to convert scanned images of printed music into interactive digital music, which customers are then able to download, play and purchase. Through our encryption and e-commerce technologies, we are able to limit the unauthorized distribution by the end-user of the music files and efficiently track the royalty payments to be paid to the publisher and others. As a result, our offerings are attractive both to end-user consumers as well as to composers, publishers and other strategic partners.

     OUR SOLERO MUSIC SOFTWARE ALLOWS US TO CREATE A LIBRARY OF DIGITAL CONTENT. The Solero format provides a digital format for the creation, storage and distribution of digital sheet music as well as other musical content. This format can capture standard music notation, audio, lyrics, guitar tablature and chords, big note formats and other forms of digital music content. The digital information is then stored in a sophisticated relational database, which allows for advanced searches and efficient distribution to end-users.

     The Solero music software is a suite of three IBM PC compatible object-oriented applications, each of which is written in the C++ computer language, for converting, creating and enjoying digital sheet music.

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

     Converting. The Solero musical optical character recognition software performs "musical OCR" by converting scanned images of printed music into digital music. We have developed a unique technology for electronically storing the musical symbols contained in a musical score (e.g., note heads and stems) in a nonsequential format. This process, which is protected by a patent entitled "Method and Apparatus for Nonsequential Storage of and Access to Digital Musical Score and Performance Information," works as follows:

     - The digital music technology assigns a different table for each type of symbol (e.g., a table for stems).

     - Each table contains cross-references that enable the musical score to be quickly and accurately generated in visual or audio form.

     - The nonsequential format facilitates forward and backward compatibility of different versions of the format and produces files that are highly compressible.

     Creating. The Solero Editor is used to complete the conversion to digital music initiated by the Solero OCR software and is also used by composers to create and engrave (the process of typesetting music notation) original music. The Solero Editor was specifically developed with the needs of music publishers in mind in order to encourage its adoption as a standard for music engraving. The Solero Editor enables us to finalize and refine our digital sheet music.

     Enjoying. The Solero Viewer is used to play and print the Solero format files (the digital sheet music) that have been created with the Solero OCR software and the Solero Editor, and to play the Sunhawk Audio files.

     OUR WEB SITE AND SOLERO VIEWER PROVIDE CUSTOMERS WITH EASY ACCESS TO OUR PRINT AND DIGITAL SHEET MUSIC PRODUCTS. Our customers include musicians, composers, educators, recreational musicians and other individuals interested in music. A customer can access our store front at www.sunhawk.com or through referrals from the Warner and EMIC web sites. Once a customer has entered our web site, he may search for a song by composer, artist, title or keyword. In addition, our titles are arranged by music type (such as rock, classical, Christian and country), and a customer can browse these pages based on his own music preferences and interests. Our site also features "top ten" lists, new releases and editor's picks to further stimulate customer interest in our products.

     Our library of interactive digital sheet music in the Solero format contains numerous song titles and represents many genres of classical and popular music. A sample of the composers and titles represented in the library appears on the two inside cover pages of this prospectus. Customers may also purchase traditional printed sheet music on our web site by ordering the selected song titles online and having the sheet music delivered in print form by mail or courier service.

     We provide our Solero Viewer free of charge on our web site. Simply by clicking the "download" button on the Sunhawk.com web site, customers can download our Solero Viewer, thus gaining the ability to download and view our digital sheet music products. As of March 31, 1999, approximately 25,000 Solero Viewers had been downloaded and registered.

     Once a customer has selected a title that is available in our Solero format, he can download the digitized music file onto his PC and listen to a portion of the song before paying for the title, thus allowing him to preview various selections before electing to purchase. In addition, our Solero Viewer allows the customer, upon purchase, to view and print the music, or, when listening to its audio playback, change its tempo, instruments or sing or play his own musical instrument along with it. A screen shot of our Solero Viewer and its various features is set forth below:

                            [SOLERO VIEWER PICTURE]

1)  Open the music index
2)  Purchase music
3)  Print the score
4)  Move from page to page
5)  Select one or two page view
6)  Visit Sunhawk.com
 7)  Change the instruments
 8)  Adjust the tempo
 9)  Start, stop or pause playback
10)  Notes are highlighted on playback
11)  Optional player piano view
12)  View of the music index

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

     OUR E-COMMERCE TECHNOLOGY OFFERS ATTRACTIVE SECURITY AND ROYALTY-TRACKING FEATURES TO COMPOSERS AND PUBLISHERS. Our e-commerce technology was designed to enable us to:

     - securely distribute digital sheet music, as well as text, graphics and other types of copyright-protected digital content, in encrypted, proprietary digital envelopes over the Internet;

     - limit the unauthorized redistribution of digital music files by the consumer; and

     - meter and track digital music files over the Internet to help ensure that appropriate royalties are paid upon purchase of the music content.

     Encryption and E-Commerce Process. Our technology uses encryption as a means to securely protect and distribute digital data. Encryption is the process of changing data into a form that can be read only by the intended recipient. The following is a description of how our system, many aspects of which are protected by a patent entitled "Encryption System with Transaction Coded Decryption Key," works:

     - A customer identifies himself. In our system this is the registration of the Solero Viewer, whereby each downloaded Solero Viewer is assigned a unique identifier.

     - When a customer requests data for download, the data is uniquely encrypted for that customer's Solero Viewer based on the customer's unique identifier.

     - When a customer purchases a license to use the data, we also distribute the unique digital "key" necessary to unlock the data.

     - The distributed file remains encrypted at all times, and each time the digital content is used, it is decrypted using the key provided to that Solero Viewer system.

     Since each digital file is uniquely encrypted and can only be decrypted by the specific Solero Viewer which was used to purchase the digital music, unauthorized redistribution of the digital music is limited. Specifically, digital rights are protected at numerous levels:

     - If a user passes a digital music file to a friend, because the file remains encrypted at all times and can only be decrypted by the unique "key" provided upon purchase, the recipient cannot open the encrypted file and therefore it cannot be used.

     - If a user is able to identify the key and decrypt a file, and then attempts to pass the decrypted file along to a friend, the friend's Solero Viewer will not read the decrypted file because only the original user's key-enabled Solero Viewer works with that particular decrypted file.

     - If a user passes a decrypted file along with a purchased key to a friend, the key identifies the user and can be used to track users who illegally provide files to other users.

     Our e-commerce technology also includes a download-then-pay feature, which minimizes online transaction failures, such as customer cancellations and download malfunctions. Our client-driven credit card software makes it easy to use a credit card to complete purchases. The download-then-pay feature allows a customer to first download the digital music file onto his PC and preview a portion of the product before paying for the sheet music. Upon receipt of the customer's credit card information, the digital content is "unlocked" with the digital key described above, and the customer can then view, play and print the sheet music.

     Benefits to Publishers. Our e-commerce technology, with its encryption software and digital rights management capabilities, provides an immediate solution to the concerns of music publishers that their music content be protected when distributed over the Internet. Further, our e-commerce and other proprietary technology provides assurance to publishers that we have a method to efficiently monitor the distribution of sheet music so that royalties due and owing to the publisher are paid.

     OUR TECHNOLOGY ENABLES US TO OFFER PRODUCTS IN ADDITION TO DIGITAL SHEET MUSIC. An essential element of our growth strategy is to continue to use our proprietary technology to broaden the range of products we offer to customers.

     Sunhawk Audio Files. The Sunhawk format incorporates encryption and e-commerce technology that enables us to compress recorded music files utilizing MP3 technology, encrypt these files and deliver them to customers in our Sunhawk Audio format. These Sunhawk Audio files can be downloaded from our web site and stored on the customer's PC. When Sunhawk Audio files are delivered and downloaded, they can only be played using our Solero Viewer and, by virtue of our encryption technology, can be accessed only by the purchasing customer. In addition, as with digital sheet music, our e-commerce technology facilitates the purchase of the music, limits any unauthorized redistribution of this digital music and tracks royalty payments owed to publishers and others.

     Enhanced CDs. We also can enhance CDs by including our Solero Viewer on an audio CD. By including our Solero Viewer on the CD, a record company can include digital liner notes, graphics, text or any other information on the enhanced CD. At the same time, the record company can include on the CD a digital sheet music version of one of the songs featured on the CD as well as links to our web site where the customer can download other digital sheet music versions of the songs included on the audio CD. To date, EMIC has distributed approximately 85,000 enhanced CDs containing our Solero Viewer.

SALES AND MARKETING

     We employ several concurrent Internet and traditional marketing strategies in an effort to drive traffic to our web site, increase customer interest in our products and generate sales. As part of this multi-prong marketing approach, we are expanding our program of establishing inbound links to our web site from other third-party sites, such as portals, search engines, musical instrument sites and related web sites. In addition, we have launched a related associates program in which web site owners receive sales-based referral fees when they link customers to us from their web sites. We also intend to augment our online advertising efforts on industry-specific sites, such as music e-commerce, publisher, artist and special interest music sites. Finally, we intend to increase our use of one-to-one customer relationship marketing by continuing our efforts of sending periodic informational and promotional emails to our current Solero registrants and expanding the number of individuals in our target market who receive such online materials.

     In addition to driving traffic to our web site through the use of Internet advertising, we intend to strengthen our brand name and increase customer appeal through the use of traditional marketing methods. Moreover, we intend to utilize numerous forms of advertising to promote the Sunhawk and Solero names and products, including advertising in industry-specific publications, direct mailing efforts to our target market, distributing CD-ROMs and enhanced audio CDs containing our Solero Viewer, and participation in trade show events. These techniques will enable us to target existing and prospective customers in a cost-efficient manner.

     We believe that many traditional retail music stores prefer to carry very little sheet music in order to avoid the expense of maintaining inventory. We intend to structure alliances with retail music stores that will allow the music store to access our web site directly at the store location. We believe this on-site capability will both generate sales and increase our exposure to our target market. In addition, we see an opportunity for reciprocal advertising efforts between our web site and traditional retailers whereby these retailers agree to promote our web site to their customers in exchange for free or low-cost advertising of their stores on our web site. We also intend to penetrate the music education market by establishing relationships with private and public schools and music institutions, thereby increasing our target customer base and expanding our distribution channels.

OPERATIONS

     Our operations are designed to capitalize on the shift in the way people buy and use music and on the growth of the Internet as a medium for distributing goods and services. There are currently four distinct aspects of our business operations:

     - digital production;

     - digital distribution;

     - digital retailing; and

     - digital publishing.

Digital Production

     Producing a digital score in the Solero format is a six-step process. First, the printed sheet music is registered into our database. Second, the printed sheet music is scanned using conventional scanning technology. Third, the scanned image is loaded into our Solero OCR system, which converts the scanned image of sheet music into the digital Solero file format. Fourth, the digital Solero file is sent to either our Philippine or Russian subcontractor for visual and audio editing with the Solero Editor software. Fifth, the Solero digital score is returned to our Seattle, Washington headquarters, where it is checked for quality. Sixth, the score is uploaded to our web site at www.sunhawk.com, and made

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

available for online download, preview and purchase in the encrypted Solero format. A depiction of the digital production process is set forth below:
                                   [GRAPHIC]

     Philippine Production. Under our contract with International Music Engraving Company, a Philippine subcontractor, we receive 500 to 1,500 pages of publish-ready sheet music per month at a cost to us of $15.00 per page. This contract was entered into on April 1, 1998 and extends indefinitely; however, either party may terminate this contract by providing two months notice to the other party.

     Russian Production. We currently receive for review approximately 4,100 pages of digital sheet music per month from Avtograf, a Russian joint stock company in which Eller McConney LLC holds a 94% ownership interest, pursuant to a five-year agreement, and accrue and expect to pay to Eller McConney LLC $7.00 per page. Mr. Eller and Ms. McConney are the sole members of Eller McConney LLC. This sheet music is sold to us pursuant to an agreement between us and Eller McConney LLC, which has an agreement with Avtograf to receive production services for digital sheet music. Subsequent to the closing of this offering, we will enter into an assignment and assumption agreement with Avtograf, Eller McConney LLC and a new independent Russian production company which will require that Eller McConney LLC assign to us all of its rights to receive production services for digital sheet music from Avtograf in exchange for a one-time payment from us to Eller McConney LLC subsequent to the closing of this offering of $600,000 in cash. In addition, Avtograf will assign to the new Russian production company its obligation to provide production services for digital sheet music. Thereafter, the new independent Russian production company will be obligated to provide services for digital sheet music to us at a rate of a minimum of 2,250 pages per month and a total of 270,000 pages over the next ten years at no additional cost to us. The one-time payment of $600,000 to Eller McConney LLC will be accounted for as a prepayment for digital sheet music production services from the new independent Russian production company over the next ten years with recourse to Eller McConney LLC in the event of non-performance. Neither Eller McConney LLC, Mr. Eller, Ms. McConney nor Sunhawk.com will have an interest in the new Russian production company. See "Certain Transactions."

     We believe our foreign subcontractors are able to manage an increase in production should we require it. In addition, U.S. third-party production capabilities are available, although we believe that such domestic service providers may be more costly than our foreign service providers.

Digital Distribution

     Using our technology, we are providing an opportunity to change the distribution and retailing of sheet music from a paper-based retail store model to a digital download, preview, purchase and print-on-demand model. Our proprietary technologies and Internet distribution capabilities offer publishers a direct, low-cost retail channel for the secure and efficient distribution of digital sheet music. Our distribution model significantly reduces distribution costs by removing those costs traditionally associated with the distribution of sheet music -- printing, warehousing and transportation and retail store overhead costs. We believe that our digital distribution model can provide publishers with the ease of use and distribution of digital material, the security of limiting the distribution of digital music files, and the means to better ensure that appropriate royalties will be calculated and paid for their use. By the deployment of our proprietary technologies, we believe we will be able to secure relationships with additional publishers to provide us with the distribution rights to their sheet music. This, in turn, will enable us to offer customers a wider selection of sheet music.

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

Digital Retailing

     Our web site, www.sunhawk.com, was launched in February 1997. In addition, the Warner and EMIC online music stores promote Solero sheet music. Purchase transactions are directed to our web site where we operate the transaction processing functions for each purchase.

     We believe that by providing digital sheet music over the Internet we enjoy structural economic advantages relative to traditional retailers, including:

     - lower costs and essentially unlimited shelf space, allowing us to offer a broad selection of music titles that would be economically or physically impractical to stock in a traditional music retail store;

     - the ability to serve a worldwide customer base from a single domestic location;

     - through the global reach of the Internet, the ability to deliver a broad selection of titles to customers in international, rural or other locations that would not otherwise support a larger-scale physical retail store;

     - flexible advertising opportunities;

     - lower personnel requirements and costs;

     - scaleable technology and systems that can serve a growing customer base and demand; and

     - ability to maintain "out-of-print" sheet music in our retail digital catalog.

Digital Publishing

     We have the ability to publish the music of composers and artists, including professional and amateur musicians, who wish to have their music directly distributed digitally over the Internet. Our proprietary technologies enable us to publish digital sheet music for lesser known composers and artists and serve as a secure platform from which any artist can reach large audiences in a short period of time.

     As we continue to produce, distribute and sell increasing amounts of digital sheet music, we believe that decisions to publish music will no longer be driven by concerns about the costs of engraving, printing, warehousing and distribution. By providing digital sheet music over the Internet, the cost of printing (paper and ink) is borne directly by the consumer, and warehousing and distribution costs simply consist of maintaining servers, storing digital sheet music on these servers and sustaining relationships with Internet service providers. Thus, only "engraving" (producing a digital sheet music file) remains as our principal cost.

     Digital publishing enables publishers to more easily distribute their copyrighted music. Further, by delivering sheet music with our e-commerce technology, publishers can limit the unauthorized distribution of their digital sheet music and monitor the sales volume to make certain that appropriate royalties are paid upon purchase.

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

INTELLECTUAL PROPERTY

     Our success will depend in large part on our ability to protect our proprietary software and other intellectual property. To protect our proprietary rights, we rely generally on patent, copyright, trademark and trade secret laws; confidentiality agreements with our employees, consultants, vendors and corporate business partners. Despite these protections, a third party could, without authorization, copy or otherwise obtain and use our products or technology to develop similar technology. Moreover, our agreements with employees, consultants and others who participate in product and service development activities may be breached, we may not have adequate remedies for any breach, and our trade secrets may become known or independently developed by competitors.

     Patents. We have been issued two patents and have three patent applications pending in the United States relating to our product architecture and technology. Specifically, we have been issued a patent relating to our relational database storage of music information ("Method and Apparatus for Nonsequential Storage of and Access to Digital Musical Score and Performance Information," Patent Number 5,773,741) as well as a patent relating to our e-commerce technology ("Encryption System with Transaction Coded Decryption Key," Patent Number 5,889,860), for which a continuation has been filed to pursue the broader applications of this invention. Two other patents relating to music notation and music notation input, respectively, are pending.

     Any pending or future patent applications may not be granted, existing or future patents may be challenged, invalidated or circumvented, and the rights granted under a patent that has issued or any patent that may be issued may not provide competitive advantages to us. Many of our current and potential competitors dedicate substantially greater resources to protection and enforcement of intellectual property rights, especially patents. If a blocking patent has been issued or is issued in the future, we would need either to obtain a license or to design around the patent. We may not be able to obtain a required license on acceptable terms, if at all, or to design around the patent.

     We attempt to avoid infringing known proprietary rights of third parties in our product and service development efforts. We have not, however, conducted and do not conduct comprehensive patent searches to determine whether the technology used in our products infringes patents held by third parties. In addition, it is difficult to proceed with certainty in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies. If we were to discover that our products violate third-party proprietary rights, we may not be able to obtain licenses to continue offering these products without substantial re-engineering, efforts to undertake this re-engineering may not be successful, licenses may be unavailable on commercially reasonable terms, if at all, and litigation may not be avoided or settled without substantial expense and damage awards.

     Trademarks. We have registered our "Solero" and "Sunhawk" marks in the United States. We intend to continue to pursue the registration of these and certain of our other trademarks in the United States and in other countries; however, we cannot assure you that we can prevent all third-party use of our trademarks.

     Copyrights and Other Proprietary Rights. The underlying music we distribute in digital and print form is protected by copyright law, unless the music has become part of the public domain. Even if the underlying music has become part of the public domain, we take steps to add copyrightable and other proprietary elements in creating our Solero editions. There is no assurance that the steps we take will be adequate to protect these rights or that we will be successful in preventing the illegal duplication, distribution or other use of our products. Our failure to adequately limit the unauthorized redistribution of our music products could result in litigation or liability, which could harm our business.

     We generally procure licenses for the music distributed in digital and print form from third-party licensors, including music publishers and composers, on a non-exclusive basis. Some of our competitors offer, or could offer, the same sheet music song titles that we have licensed from these music publishers. In some cases we own the copyrights in the underlying music. The underlying music may be owned by a single copyright owner or have multiple copyright owners. We have different licensing arrangements with these parties depending on what rights we acquire. These arrangements range from formal contracts to informal agreements based on the nature of the subject matter. We often rely on our positive working relationships with copyright owners to obtain licenses on favorable terms. Any changes in the nature or terms of these arrangements, including any requirement that we pay significant fees for the use of the content, or if such arrangements are found to be unenforceable, could have a negative impact on the availability of content and could harm our business.

     The laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and effective patent, copyright, trademark and trade secret protection may not be available in these jurisdictions.

     We rely on technology that we license from third parties, including software that is integrated with internally developed software and used in our products and services, to perform key functions. Third-party technology licenses may not continue to be available to us on commercially reasonable terms. The loss of any of these technologies could harm our business. Moreover, although we are generally indemnified against claims that our third-party technology infringes the proprietary rights of others, this indemnification may be unavailable or inadequate for all types of intellectual property rights. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources in addition to potential product service redevelopment costs and delays, all of which could harm our business.

COMPETITION

     As a retailer of digital and printed sheet music over the Internet, we currently or potentially compete with a variety of companies. With respect to digital sheet music, we do not believe any of our competitors have converted substantial portions of sheet music into an interactive digital format that can be stored, encrypted, previewed, played and printed on a PC. However, companies that are currently in similar or potentially competing businesses include:

     - Sheet Music Direct. SMD has developed an Internet-based, purchase-on-demand delivery system for digital sheet music, but their music is non-interactive and does not allow the user to play the music, choose instruments or select tempo. The web site is affiliated with sheet music distributors Hal Leonard Corporation and Music Sales Corporation.

     - Coda Music Technology. Coda has announced that it has developed an alpha version of a product that would allow online transmission and viewing of musical scores.

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

     If we expand the Sunhawk Audio portion of our business, we will face significantly increased competition and different competitive challenges from other Internet audio providers than we currently experience.

     We believe that we have established certain barriers to entry to discourage others from entering into the business of online sale and distribution of digital music over the Internet, including the following:

     - We have developed proven technologies for encrypting and managing the rights to content.

     - This technology enables us to provide publishers with the comfort and security that the digital music files will be used as authorized and that they will receive the royalties for the purchase of the copyrighted material.

     - We have built a production process designed to create what we believe is one of the largest digital sheet music catalogs available.

     - We have developed and deployed a proven method of digital distribution which has been adopted by Warner and EMIC, two important music publishers.

     - We have secured two patents to certain aspects of our technology and have developed significant other proprietary software for the conversion and distribution of digital content.

     Despite these potential barriers to entry, many of our current and potential competitors are well-established companies that have greater financial, marketing, distribution, brand recognition and other resources than we have, and there can be no assurance that we will be able to compete effectively against these companies. See "Risk Factors -- We Face Competition."

RESEARCH AND DEVELOPMENT

     Since our inception, all of the time and financial resources dedicated to research and development activities to develop our technology and digital sheet music catalog have been expensed. Accordingly, we have not capitalized any research and development expenditures. However, we estimate that we spent approximately $220,000 in research and development activities during the last two fiscal years. We cannot assure you that we will successfully develop new technology or that competitors will not develop products, services or other technology that are superior to ours.

FACILITIES

     We lease approximately 20,000 square feet of office space in Seattle, Washington at an annual rent of $326,808. The remaining lease term expires on September 1, 2003. These facilities currently house our employees, and we conduct general corporate and administrative matters, software development, cataloging, scanning, quality control, music editing, web site development, server operations and data warehousing from this location. We believe that our current leasehold facilities are adequate for our intended use for the foreseeable future.

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

LEGAL PROCEEDINGS

     From time to time we are subject to legal proceedings that arise in the ordinary course of business. We do not believe that these actions, when finally concluded, will have a material adverse effect on our business.

EMPLOYEES

     As of June 1, 1999, we had 37 full-time and 3 part-time employees. None of our employees is represented by a labor union, and we believe that our employee relations are good.

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

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The following table sets forth information about our directors, executive officers and certain key employees.

           NAME                AGE                    POSITION
           ----                ---                    --------
Marlin Eller                   46     Chairman of the Board, Chief Executive
                                      Officer and President
Tricia Parks-Holbrook          43     Chief Financial Officer
Jill Ohara                     43     Vice President of Operations
Theodore Grabowski, Jr.        43     Vice President of Legal and Business
                                      Affairs
Gary Martin                    46     Vice President of Publishing
Mary E. McConney, Ph.D         44     Treasurer
Fred Anton                     52     Director
Luis F. Talavera               34     Director
Patricia Tangora               45     Director

     Marlin Eller is a co-founder of Sunhawk.com and is currently our Chairman of the Board, Chief Executive Officer and President, positions he has held from time to time since our inception in 1992. From 1982 to 1995, Mr. Eller held the position of Manager, Software Development, at Microsoft Corporation. At Microsoft, Mr. Eller was the development lead for GDI, the graphics subsystem of Windows 1.0; development lead for Pen Windows; and the designer of handwriting recognition software. While at Microsoft, he was named as the inventor on six patents. He also led groups involved in video and data compression and encryption and started the Microsoft online services. He received his Bachelor of Arts, Phi Beta Kappa and magna cum laude, in Mathematics/Physics from Whitman College in 1974 and his Master of Science in Mathematics from the University of Washington in 1979. Mr. Eller also co-authored the book, Barbarians Led by Bill Gates, published by Henry Holt, Inc. in 1998, and co-authored the article, "Multiple-Scattering Calculations of X-Ray Absorption Spectra," published by The American Physical Society in 1995. He was a visiting instructor in Computer Sciences at Williams College for two years prior to joining Microsoft. Mr. Eller is married to Ms. McConney, our Treasurer.

     Tricia Parks-Holbrook joined Sunhawk.com in June 1999 as our Chief Financial Officer. From 1989 to 1998, Ms. Parks-Holbrook was with KPMG Peat Marwick, LLP as Senior Manager and was responsible for supervising the planning and performance of attest engagements with clients in a variety of industries. From 1988 to 1989, she was with CP National Corporation in their external reporting department. From 1979 to 1988, Ms. Parks-Holbrook worked with PGL Corporation, a subsidiary of F.H. Tompkins, PLC, a public company in the United Kingdom, serving the last three years in the capacity of controller. Ms. Parks-Holbrook received her Bachelor of Science, cum laude, in Business Administration with an Accounting Option from California State University at Hayward, California in 1988. While there she received the San Francisco Financial Executive Institutes Medallion Award. She is licensed and certified as a public accountant in California (1991) and Washington (1998), and is a member of the American Institute of Certified Public Accountants and the Washington Society of Certified Public Accountants. She also serves as treasurer on the board of Resolve of Washington State, a non-profit organization.

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

     Jill Ohara joined Sunhawk.com in February 1998 as Music Production Manager, was promoted to Vice President of Production in April 1998 and has served as Vice President of Operations since June 1999. From 1981 to 1997, Ms. Ohara served with the U.S. National Academy of Sciences ("NAS") and was assigned to the Radiation Effects Research Foundation ("RERF"), a multicultural research foundation in Japan. As Chief of the Information Technology Department at the RERF, she set current priorities and future directions for foundation computing activities; implemented computer policy standards; reported to funding agencies and international committees; designed and executed a $1 million yearly budget; and served on research and policy committees affecting foundation directions. With a staff of 20, she initiated and completed the foundation transition from a mainframe system to a Unix workstation and PC distributed computing network and introduced modern software tools to manage a database of several hundred thousand individuals. Ms. Ohara received outstanding service awards from NAS in 1995 and 1996. In other management and research roles at RERF, she engaged in hardware/software support, statistical programming, data analysis and support of a dosimetry system used in the setting of worldwide radiation protection standards. From 1979 to 1981, she served as Statistician in the Jonsson Comprehensive Cancer Center at the University of California at Los Angeles, performing extensive programming for database management and statistical analysis. Ms. Ohara received her Bachelor of Arts, magna cum laude, in Mathematics from UCLA in 1977 and her Master of Science in Biostatistics from UCLA in 1979. She has published articles in Biometrics, Radiation Research and the American Journal of Roentgenology.

     Theodore Grabowski, Jr. joined Sunhawk.com as our General Counsel in July 1998 and assumed the position of Vice President of Legal and Business Affairs in June 1999. From 1989 to 1997, Mr. Grabowski worked for Mindscape, Inc., a developer of entertainment and educational software, and held the position of Vice President and Associate General Counsel when he left the company. Prior to that, he was in private practice with an emphasis on intellectual property and licensing law. Mr. Grabowski received a Bachelor of Arts degree, magna cum laude, in Psychology and in Philosophy, from California State University at Northridge in 1979, and a Juris Doctorate from Loyola Marymount University of Los Angeles in 1984.

     Gary Martin joined Sunhawk.com in January 1995 as our Program Manager and has served as our Vice President of Publishing since June 1999. Mr. Martin built and developed our digital music production operations and set up the initial Russia music production facility. He formulated the engraving specifications for our Solero Music Editor, designed the proprietary font which provides graphical elements used in the Solero music scores, created the Sunhawk Style Manual used by employees and third-party subcontractors for maintaining high quality and uniformity in our Solero scores. Mr. Martin currently oversees the quality of music production, promotes and maintains new contracts with music publishers and coordinates the development of our marketing team. From 1993 to 1994, while serving as Vice President of MacArthur Publishers, Inc., a desktop publishing company, Mr. Martin worked with the Ancient Biblical Manuscript Center in California and typeset The Dead Sea Scrolls Catalog (Scholars Press, 1994), one of the most comprehensive database compilations on this topic to date. Mr. Martin earned a Bachelor of Arts, cum laude, in Physics-Astronomy from Whitman College in 1975.

     Mary E. McConney, Ph.D is a co-founder of Sunhawk.com and is currently our Treasurer. From 1992 until June 1999, Ms. McConney served as our Chief Financial Officer, Secretary and Treasurer and as a director. In addition, from 1988 to the present,

Ms. McConney has served as the President of HiroSoft International Corporation, a corporation she founded that writes statistical programs for modeling different kinds of risk functions. From 1985 to 1988, Ms. McConney was employed in the fields of applied statistics and database design and implementation by NAS. From 1977 to 1985, she was employed in the fields of applied statistics, database design and policy analysis by the University of Washington and the University of Pennsylvania. Ms. McConney received her Bachelor of Arts in Physics and Environmental Studies from Whitman College in 1976. While at the University of Pennsylvania, she received two Master degrees, one in economics in 1979 and one in Urban Planning in 1980, and a Ph.D in spatial economics in 1983. Ms. McConney's duties at HiroSoft do not interfere with her duties at Sunhawk.com since she devotes substantially all of her time to her duties at Sunhawk.com. She has published articles in the Annals of the New York Academy of Sciences, Urban Studies, Circulation and the Journal of the American College of Cardiology.

     Fred Anton has been a director of Sunhawk.com since July 1998. Since March 1998, Mr. Anton has served as the President/Chief Operating Officer of Warner Bros. Publications, where he also served as the Chief Financial Officer/Chief Operating Officer from September 1996 to March 1998. From 1994 to September 1996, Mr. Anton served as Vice President of Finance for the Warner Music Group and subsequently was made Executive Vice President/Chief Operating Officer for Warner Vision Entertainment. From July 1990 to 1994, he served as the Vice President International Finance and Administration at Time Warner, Inc. Mr. Anton has a Bachelor of Arts degree in Economics from Clark University in Worcester, Massachusetts and a Master of Business Administration degree from Washington University in St. Louis, Missouri. He is a member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants. He is also on the board of directors of the Music Publisher's Association. See "Certain Transactions."

     Luis F. Talavera has been a director of Sunhawk.com since June 1999. Since 1998, Mr. Talavera has overseen seed-capital funding by N.S.L., an international venture capital fund specializing in computer and communications ventures. Mr. Talavera also currently serves as a board member for various technology companies, including Global Product Channel, a Norwegian e-commerce solutions company, and Poseidon, a French developer of swimming pool safety technology. From 1988 to 1997, Mr. Talavera was employed by Microsoft Corporation, most recently as a Director of Research and Development. At Microsoft, Mr. Talavera was one of the first members of the Pen Windows computing team and the co-author of Microsoft's first handwriting recognition software. As a Director of Research and Development for Softimage, a subsidiary of Microsoft, from 1995 to 1997, Mr. Talavera was responsible for the development and launch of Softimage IDS, the first non-linear professional post-production system. Mr. Talavera received a Bachelor of Science degree in Computer Engineering from the University of California at San Diego in 1987. He also holds two patents that have been issued and three patents that are pending.

     Patricia Tangora has been a director of Sunhawk.com since June 1999. Ms. Tangora is currently a member of Dethman & Tangora, LLC, an environmental consulting firm. From 1989 to 1998, Ms. Tangora was a senior project manager at R.W. Beck, Inc., a national consulting and engineering firm. She was made an owner in that firm in 1997. At R.W. Beck, her work included conducting due diligence reviews for project financing, negotiating long-term, multi-million dollar service contracts and advising clients on development and environmental compliance strategies for major projects. She was also responsible for approximately $1 million in annual sales and participated in strategic planning and marketing efforts within her area of practice. Ms. Tangora received her Bachelor of Arts degree in English from Whitman College in 1976 and a Bachelor of Science degree in Civil/Environmental Engineering from the University of Washington in 1979.

     We currently have authorized five directors; however, one board seat currently remains vacant. We are in the process of identifying a fifth director. Directors are elected by the shareholders at each annual meeting of shareholders to serve until the next annual meeting of shareholders or until their successors are duly elected and qualified.

     See "Certain Transactions" for a description of the voting arrangement between Warner and certain of our shareholders relating to Warner's ability to nominate one of the members of our board of directors.

AUDIT COMMITTEE AND COMPENSATION COMMITTEE

     Our board of directors has established an audit committee and a compensation committee. The audit committee, which currently consists of Patricia Tangora and Luis Talavera, is responsible for reviewing our internal accounting procedures and consulting with and reviewing the services provided by our independent auditors. The compensation committee, which currently consists of Fred Anton and Patricia Tangora, is responsible for reviewing and recommending to our board of directors the compensation and benefits of all officers of Sunhawk.com and establishing and reviewing general policies relating to the compensation and benefits of our employees.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

     Directors' Compensation. Effective as of the date of the completion of this offering, as an inducement to joining our board of directors, each of our non-employee directors has been granted, at the initial public offering price, an immediately exercisable option under our 1996 Stock Option Plan to purchase 2,500 shares of common stock. In addition, we pay each non-employee director $2,500 per board meeting attended. All directors are entitled to reimbursement for expenses incurred in traveling to and from meetings of our board of directors.

     Executive Officers' Compensation. During the fiscal year ended September 30, 1998, and prior to the closing this offering, Mr. Eller was not paid a salary. Brent Mills, our former Chief Executive Officer, received a salary of $55,000 during the fiscal year ended September 30, 1998, and a salary of $23,163 during the fiscal year ended September 30, 1999 prior to the termination of his employment with us in March 1999. None of our other executive officers received total annual salary and bonus during the fiscal year ended September 30, 1998 in excess of $100,000. To date, we have not granted Mr. Eller any stock options or other equity-based compensation. After completion of this offering, Mr. Eller will enter into an employment agreement with us. This employment agreement will have a three-year term and provide Mr. Eller with (i) an annual salary of $96,000 for the first year, which salary will be increased by 10% during each of the two subsequent years, (ii) options under our 1996 Stock Option Plan to purchase 30,000 shares of our common stock vesting over five years at an exercise price equal to the initial public offering price, and (iii) an annual bonus to be determined by our compensation committee on a yearly basis.

KEY MAN INSURANCE

     We have applied for a $1,000,000 key man life insurance policy on the life of Mr. Eller.

STOCK OPTION PLAN

     Our board of directors adopted our 1996 Stock Option Plan in June 1996, and our shareholders approved it in June 1996. We have reserved a total of 303,526 shares of common stock for issuance under the plan, of which 218,695 shares were available for issuance as of March 31, 1999. The plan provides for the granting to employees, including officers and directors, of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting to employees, consultants and nonemployee directors, of nonstatutory stock options. Unless terminated earlier, the plan will terminate in June 2006. Generally, options granted under the plan vest over five years and have a term of ten years and are nontransferable.

     After this offering, the plan will be administered by our compensation committee, known as the "administrator." The administrator determines the terms of options granted under the plan, including the number of shares subject to an option, the vesting terms, the exercise price, and the term and exercisability of options. The exercise price of all incentive stock options granted under the plan generally must be at least equal to the fair market value of our common stock on the date of grant. The administrator has the authority to grant nonstatutory stock options at prices below fair market value. Payment of the purchase price of options may be made in cash or other consideration as determined by the administrator. If an optionee would have the right in any calendar year to exercise for the first time incentive stock options for shares having an aggregate fair market value (determined for each share as of the date the option to purchase the shares was granted) in excess of $100,000, any such excess options shall be treated as nonstatutory stock options.

     In the event that we are acquired by another company, we expect that awards outstanding under the plan will be assumed or equivalent awards substituted by our acquiror. If an acquiror did not agree to assume or substitute awards, the vesting of outstanding options will accelerate prior to consummation of the transaction.

     The board of directors has the authority to amend or terminate the plan as long as such action does not materially and adversely affect any outstanding options and provided that shareholder approval for any amendments to the plan shall be obtained to the extent required by applicable law.

                              CERTAIN TRANSACTIONS

     On March 31, 1999, the Eller and McConney 1995 Family Living Trust converted $3,568,406 of debt owed to it by Sunhawk.com into 374,257 shares of our common stock at a price per share of $9.53. On this same date, the Eller and McConney 1995 Family Living Trust forgave $1,000,000 of long-term debt owed to it by Sunhawk.com and purchased an additional 157,345 shares of our common stock for $1,500,000, at a price per share of $9.53. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     We currently receive for review approximately 4,100 pages of digital sheet music per month from Avtograf, a Russian joint stock company in which Eller McConney LLC holds a 94% ownership interest, pursuant to a five-year agreement, and accrue and expect to pay to Eller McConney LLC $7.00 per page upon acceptance. Mr. Eller and Ms. McConney are the sole members of Eller McConney LLC. This sheet music is sold to us pursuant to an agreement between us and Eller McConney LLC, which has an agreement with Avtograf to receive production services for digital sheet music. Upon the closing of this offering, we will enter into an assignment and assumption agreement with Avtograf, Eller McConney LLC and a newly formed independent Russian production company which will require that Eller McConney LLC assign to us all of its rights to receive pages of digital sheet music from Avtograf in exchange for a one-time payment from us to Eller McConney LLC subsequent to the closing of this offering of $600,000 in cash. In addition, Avtograf will transfer to the new Russian production company its obligation to provide production services for digital sheet music. Thereafter, the new independent Russian production company will be obligated to provide production services for digital sheet music to us at a rate of a minimum of 2,250 pages per month and a total of 270,000 pages over the next ten years at no additional cost to us. The one-time payment of $600,000 to Eller McConney LLC will be accounted for as a prepayment for digital sheet music production services from the new independent Russian production company over the next ten years with recourse to Eller McConney LLC in the event of non-performance. Neither Eller McConney LLC, Mr. Eller, Ms. McConney nor Sunhawk.com will have an interest in the new Russian production company.

     On May 18, 1998, we entered into a distribution agreement with Warner. As part of the consideration paid by us for the rights granted to us under the distribution agreement, we agreed to issue 138,371 shares of our common stock to Warner, contingent upon the occurrence of certain events. Consequently, on March 31, 1999, as a result of the sale of shares of our common stock to the Eller McConney 1995 Family Living Trust, we issued Warner 138,371 shares of our common stock. We have also granted certain registration rights to Warner in connection with all of the shares of our common stock held by Warner. See "Description of Securities." Further, under the terms of the Warner distribution agreement, certain of our shareholders agreed to vote any shares of our common stock held by them for the election of an individual to be designated by Warner to our board of directors. This right will continue for so long as Warner owns shares representing at least 2% of our outstanding common stock. Warner has currently designated Fred Anton to serve as its representative on our board of directors. See "Management."

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock as of the date of this prospectus, and as adjusted to reflect this offering, by:

     - each person or group that we know owns 5% or more of our common stock;

     - each of the named executive officers and each of our directors; and

     - our executive officers and directors as a group.

                                                     BENEFICIALLY OWNED SHARES(1)
                                                 -------------------------------------
                                                  PRIOR TO OFFERING     AFTER OFFERING
                                                 -------------------    --------------
     NAME AND ADDRESS OF BENEFICIAL OWNER         NUMBER     PERCENT       PERCENT
     ------------------------------------        ---------   -------    --------------
Eller and McConney 1995 Family Living
  Trust(2).....................................  1,430,565    73.7%          45.5%
  c/o Sunhawk.com Corporation
  223 Taylor Avenue North, Suite 200
  Seattle, Washington 98109
Marlin Eller(2)................................  1,430,565    73.7%          45.5%
Mary E. McConney, Ph.D(2)......................  1,430,565    73.7%          45.5%
Brent Mills(3).................................    359,584    18.5%          11.4%
  7720 39th Avenue N.E.
  Seattle, Washington 98105
Judy McOstrich(4)..............................    359,584    18.5%          11.4%
  7720 39th Avenue N.E.
  Seattle, Washington 98105
Warner Bros. Publications U.S., Inc. ..........    138,371     7.1%           4.4%
  15800 N.W. 48th Avenue
  P.O. Box 4340
  Miami, Florida 33014
Fred Anton(5)..................................    138,371     7.1%           4.4%
Gary Martin(6).................................      3,330       *            *
Patricia Tangora...............................         --      --           --
Luis F. Talavera...............................         --      --           --
Jill Ohara.....................................         --      --           --
Theodore Grabowski, Jr. .......................         --      --           --
All directors and executive officers as a group
  (8 persons)(7)...............................  1,572,266    80.9%          50.0%

-------------------------
 *  Less than 1%

(1) This table is based on information supplied by our executive officers, directors and shareholders. Subject to applicable community property laws, and except as otherwise provided, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder's name.

(2) Mr. Eller, our Chairman of the Board, Chief Executive Officer and President, and Ms. McConney, our Treasurer, are the trustees of the Eller and McConney Family 1995 Living Trust and, as such, retain voting and investment power with respect to these shares.

(3) Includes 38,526 shares of common stock held by Mr. Mills' spouse, Judy McOstrich.

(4) Includes 321,058 shares of common stock held by Ms. McOstrich's spouse, Brent Mills.

(5) Includes 138,371 shares of our common stock owned by Warner, of which one of our directors, Fred Anton, is President/Chief Operating Officer. Mr. Anton disclaims beneficial ownership over these shares.

(6) Represents immediately exercisable options granted under our 1996 Stock Option Plan.

(7) Includes 138,371 shares of our common stock owned by Warner, of which one of our directors, Fred Anton, is President/Chief Operating Officer. Mr. Anton disclaims beneficial ownership and over these shares. Also includes 3,330 shares of common stock issuable pursuant to immediately exercisable options held by Gary Martin, our Vice President of Publishing.

                           DESCRIPTION OF SECURITIES

     The following summary description of our capital stock is not intended to be complete and is subject to and qualified in its entirety by reference to, prior to the Delaware reincorporation described below, our Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws and, following our Delaware reincorporation, our Delaware Certificate of Incorporation and our Delaware Bylaws, copies of each of which are filed as exhibits to the registration statement of which this prospectus forms a part.

GENERAL

     Immediately prior to the date of this prospectus, we had authorized capital stock consisting of 20,000,000 shares of common stock, no par value, of which 1,940,851 shares were issued and outstanding, and 1,000,000 shares of preferred stock, no par value, of which no shares were issued and outstanding. Immediately prior to the date of this prospectus, there were five holders of record of our common stock. Upon completion of this offering and following our Delaware reincorporation, we will be authorized to issue 10,000,000 shares of common stock, $0.0001 par value, of which 3,140,851 shares of common stock will be issued and outstanding, assuming that no options are exercised. Our Delaware Certificate of Incorporation will not provide us with the right to issue preferred stock.

     We have reserved 303,526 shares of common stock for issuance under our 1996 Stock Option Plan, of which 218,695 shares were available for issuance as of March 31, 1999.

COMMON STOCK

     Holders of outstanding shares of our common stock are entitled to one vote per share on all matters submitted to a vote of our shareholders. Except as may be required by applicable law, holders of outstanding shares of our common stock vote together as a single class. Holders of a majority of the outstanding shares of our common stock constitute a quorum at any meeting of our shareholders, and the vote by the holders of a majority of our common stock is required to effect certain fundamental corporate changes, including liquidation, merger or sale of substantially all of our assets.

     Holders of our common stock are entitled to receive dividends if and when declared by our board of directors out of funds legally available for that purpose. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of our common stock have no preemptive rights or other rights to subscribe for unissued or treasury shares or securities convertible into or exercisable or exchangeable for shares of our common stock. The outstanding shares of common stock are, and the shares of common stock being offered in this prospectus when issued will be, duly authorized and validly issued and, upon payment therefor, fully paid and nonassessable.

PREFERRED STOCK

     Prior to our Delaware reincorporation, our board of directors has the authority to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the powers, designations, rights, preferences and restrictions thereof, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares constituting each such series, without any further vote or action by our shareholders. The issuance of preferred stock in certain circumstances may delay, deter or prevent a change in control of Sunhawk.com, may discourage bids for our common stock at a premium over the market price of the common stock, and may adversely affect the market price of, and the voting and other rights of the holders of, our common stock. We currently have no plans to issue any preferred stock and will be unable to do so after our Delaware reincorporation.

DELAWARE REINCORPORATION

     Prior to the closing of this offering, we intend to reincorporate Sunhawk.com from a corporation governed by the laws of the State of Washington to a corporation governed by the laws of the State of Delaware. As part of the reincorporation process, we will form a Delaware corporation as our wholly-owned subsidiary, which will be governed by a Delaware Certificate of Incorporation and Delaware Bylaws. Our shareholders, whose rights are currently governed by our Amended and Restated Articles of Incorporation, Amended and Restated Bylaws and Washington law, will, upon completion of the Delaware reincorporation, have their rights governed by our Delaware Certificate of Incorporation, our Delaware Bylaws and Delaware law. Although we do not believe that such reincorporation entitles our existing shareholders to dissenters' rights, any claims for dissenters' rights, if successful, could require payment by us to dissenting shareholders of the fair value of their shares.

     The shares you may purchase pursuant to this offering will be governed by our Delaware Certificate of Incorporation, our Delaware Bylaws and Delaware law. In this prospectus, where applicable, we have described the material differences between the rights of our shareholders under our Amended and Restated Articles of Incorporation, our Amended and Restated Bylaws and Washington law, and the rights to be effective upon completion of our Delaware reincorporation under our Delaware Certificate of Incorporation, our Delaware Bylaws and Delaware law.

     Under our Delaware Certificate of Incorporation to be effective following the Delaware reincorporation, shareholders who hold shares of our common stock issued prior to the date of the closing of this offering (or have been granted options to purchase shares of our common stock prior to such date) will not be able to, directly or indirectly, offer, sell, announce an intention to sell, contract to sell, pledge, hypothecate, grant any option to purchase or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock for a period of 24 months following the closing of this offering without the prior written consent of the Representative. The shares of common stock currently being offered will not be subject to this "lock-up" provision and will be freely tradable after issuance. See "Shares Eligible for Future Sale."

REGISTRATION RIGHTS

     Under the terms of our distribution agreement with Warner, Warner is entitled to have its shares registered by us under the Securities Act. Specifically, following the expiration of the "lock-up" period to be contained in our Delaware Certificate of Incorporation, Warner may request that we register all or a part of its shares. Warner may make this request no more than twice. Pursuant to the terms of Warner's agreement, we will bear all registration expenses other than underwriting discounts and commissions in connection with any such registration. See "Underwriting" for a description of certain registration rights granted to the Representative.

ANTI-TAKEOVER LAW

     Both Washington law and Delaware law contain certain provisions which could make our acquisition by a third party more difficult. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Sunhawk.com to negotiate with us first.

     Washington. Chapter 19 of the Washington Business Corporation Act generally prohibits a "target corporation," with certain exceptions, from engaging in certain significant business transactions with an "acquiring person," which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after the acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's board of directors prior to the time of acquisition. Such prohibited significant business transactions include, among other things:

     - a merger or consolidation with, disposition of assets to or issuance or redemption of stock to or from the acquiring person;

     - termination of 5% or more of the employees of the target corporation as a result of the acquiring person's acquisition of 10% or more of the shares; or

     - allowing the acquiring person to receive any disproportionate benefits as a shareholder.

After the five-year period, a "significant business transaction" may occur, as long as it complies with certain "fair price" provisions of the statute. A corporation may not "opt out" of this statute.

     Delaware. Following our Delaware reincorporation, we will be subject to
Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

     - the board of directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

     - upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, he owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

     - on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders.

A "business combination" generally includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.

DIRECTOR AND OFFICER LIABILITY AND INDEMNIFICATION

     Our Amended and Restated Articles of Incorporation currently limit the liability of directors to the fullest extent permitted by the Washington Business Corporation Act. Consequently, subject to the Washington Business Corporation Act, no director will be personally liable to us or our shareholders for monetary damages resulting from his or her conduct as a director of Sunhawk.com, except liability for:

     - acts or omissions involving intentional misconduct or knowing violations of law;

     - unlawful distributions; or

     - transactions from which the director personally receives a benefit in money, property or services to which the director is not legally entitled.

Our Amended and Restated Bylaws provide for indemnification of our directors, officers, employees and agents to the maximum extent permitted by Washington law. Our directors and officers also may be indemnified against liability they may incur for serving in those capacities pursuant to our liability insurance policy maintained for such purpose.

     Following our Delaware reincorporation, our Delaware Certificate of Incorporation will limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breaches of their fiduciary duties as directors, except liability for:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. Our Delaware Certificate of Incorporation and Delaware Bylaws will also provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law.

     To the extent the provisions of our corporate governance documents provide for indemnification of directors or officers for liabilities arising under the Securities Act those provisions are, in the opinion or the Securities and Exchange Commission, against public policy as expressed in the Securities Act and are therefore unenforceable.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock. Sales of a substantial amount of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of the common stock prevailing from time to time in the public market and could impair our ability to raise additional capital through the sale of our equity securities in the future.

     Upon completion of this offering, there will be 3,140,851 shares of our common stock outstanding (3,320,851 shares if the underwriters' over-allotment option is exercised in full), consisting of 1,200,000 shares of common stock being offered in this prospectus (1,380,000 shares if the underwriters' over-allotment option is exercised in full) and 1,940,851 restricted shares of common stock. In addition, we have reserved 303,526 shares of common stock for issuance under our 1996 Stock Option Plan, of which 46,305 shares were subject to outstanding options and 218,695 shares were available for future issuance as of March 31, 1999.

     The shares of common stock currently being offered will be freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates. The restricted shares will be freely tradable if subsequently registered under the Securities Act or to the extent permitted by Rules 144 or 701 or some other exemption from registration under the Securities Act, subject to the "lock-up" provisions to be contained in our Delaware Certificate of Incorporation and described below.

     In general, under Rule 144 as currently in effect, if one year has elapsed since the date of acquisition of restricted shares from Sunhawk.com or an affiliate of Sunhawk.com, the holder is entitled to sell, in the public market, within any three-month period, that number of shares of common stock which does not exceed the greater of 1% of the total number of then outstanding shares of common stock or the average weekly trading volume of shares of common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and availability of current public information about Sunhawk.com. If two years have elapsed, a holder, other than an affiliate of Sunhawk.com, is entitled to sell restricted shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale requirements, public information requirements or notice requirements.

     Rule 701, as currently in effect, permits our employees, officers, directors or consultants who purchased shares pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144 but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell such shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

     Of the restricted shares, 12,331 shares of common stock will be eligible for sale under Rule 144 under the Securities Act 90 days after the date of this prospectus, subject to the lock-up provisions described below.

     Under our Delaware Certificate of Incorporation to be effective following our Delaware reincorporation, shareholders who hold shares of our common stock issued prior to the date of the closing of this offering (or have been granted options to purchase shares of our common stock prior to such date) will not be able to, directly or indirectly, offer, sell, announce an intention to sell, contract to sell, pledge, hypothecate, grant any option to purchase or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock for a period of 24 months following the closing of this offering without the prior written consent of the Representative. The shares of common stock currently being offered will not be subject to this "lock-up" provision and will be freely tradable. See "Description of Securities." We have also agreed not to file with the Securities and Exchange Commission a registration statement under the Securities Act relating to any of these shares during this 24-month "lock-up" period.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the underwriting agreement among us and the underwriters named below, each of the underwriters has severally agreed to purchase from us, and we have agreed to sell to the underwriters, the number of shares of common stock set forth below opposite each underwriter's name, at the initial public offering price per share less the underwriting discounts and commissions set forth on the cover page of this prospectus.

                                                               NUMBER
                        UNDERWRITERS                          OF SHARES
                        ------------                          ---------
Coleman and Company Securities, Inc. .......................
Oscar Gruss & Son Incorporated..............................

          Total.............................................  1,200,000
                                                              =========

     The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares are subject to certain conditions precedent and that the several underwriters will purchase all of the shares, if any of the shares are purchased.

     The Representative has advised us that the underwriters initially propose to offer the shares of common stock directly to the public at the initial public offering price per share set forth on the cover page of this prospectus and to
certain dealers at such price less a concession not in excess of $     per
share. The underwriters may allow, and these dealers may reallow, a concession
not in excess of $     per share to other dealers. After this offering, the
public offering price, concession and re-allowance may be changed.

     We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to an aggregate of 180,000 additional shares of common stock at the initial public offering price per share less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of the shares of common stock offered hereby. To the extent that the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase the number of additional shares of common stock proportionate to the underwriters' initial commitment reflected in the preceding table.

     We have agreed to pay the Representative a non-accountable expense allowance equal to 2% of the gross proceeds of this offering, of which $35,000 has already been paid, to cover certain of the underwriting costs and due diligence expenses relating to this offering.

     We have agreed to permit the Representative to have an observer attend meetings of our board of directors for a period of three years from the effective date of the Registration Statement of which this prospectus forms a part. The Representative's observer will be reimbursed for all out-of-pocket expenses incurred in connection with the observer's attendance at meetings of our board of directors and will receive cash compensation equal to the cash compensation payable by us to our outside directors for attendance at meetings of our board of directors, provided, however, that the per meeting fees payable to the Representative's observer shall not be less than $1,500 and that there shall be a minimum of four meetings per year. The Representative shall also receive the same coverage under our directors and officers insurance policy that is extended to our officers and directors. Additionally, the Representative has been retained as our investment banking advisor for a 12-month period commencing upon the closing of this offering, and, for such services, we have agreed to pay the Representative a one-time fee of $36,000 at the closing of this offering.

     We and the underwriters have agreed to indemnify each other against, or to contribute to losses arising out of, certain civil liabilities in connection with this offering, including liabilities under the Securities Act. We and the underwriters are each aware that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     The Representative, on behalf of the underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representative, on behalf of the underwriters, to reclaim a selling concession from a syndicate member when the shares originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq SmallCap(R) Market or otherwise and, if commenced, may be discontinued at any time.

     Application will be made for quotation of the common stock on the Nasdaq SmallCap(R) Market under the symbol "SNHK," and listing on the Pacific Stock Exchange under the symbol "SNH."

     Prior to this offering, there has been no public trading market for our common stock. The public offering price of the shares of common stock offered hereby will be determined by negotiation between us and the Representative. Factors to be considered in determining the initial public offering price, in addition to prevailing market conditions, include the history of and prospects for the industry in which we operate, an assessment of our management, our prospects, our capital structure and such other factors as are deemed relevant.

     In connection with this offering, we have agreed to sell the Representative's warrants to the Representative for a nominal price. The Representative's warrants entitle the Representative to purchase shares in an amount equal to 10% of the total number of shares sold in this offering (excluding shares subject to the Underwriters' over-allotment option). The shares issuable upon exercise of the Representative's warrants will be in all respects identical to the shares offered to you. The Representative's warrants will be limited to a term of five years from the date of this prospectus and will be exercisable for a four-year period commencing 12 months after the date of this prospectus, at a per share exercise price equal to 120% of the initial public offering price per share set forth on the cover page of this prospectus. The Representative's warrants may not be sold, assigned, transferred, pledged or hypothecated for a period of 12 months from the date of this prospectus except to the Representative or its officers. Pursuant to the terms of the underwriting agreement, we are registering the shares issuable upon exercise of the Representative's warrants under the registration statement of which this prospectus forms a part and we have agreed to file, at our expense, during the period beginning one year from the date of this prospectus and ending five years after such date, on no more than one occasion at the request of the holders of a majority of the Representative's warrants and the underlying shares, and to use our best efforts to cause to become effective, a post-effective amendment to the registration statement of which this prospectus forms a part or a new registration statement under the Securities Act as required to permit the public sale of the shares issued or issuable upon exercise of the Representative's warrants. In addition, we have agreed to give advance notice to holders of the Representative's warrants of our intention to file certain registration statements beginning one year and ending five years after the date of this prospectus and, in such case, holders of the Representative's warrants or underlying shares shall have the right to require us to include all or part of the shares underlying the Representative's warrants in the registration statement at our expense other than underwriting discounts and commissions, if any. For the term of the Representative's warrants, the holders thereof are given the opportunity to profit from a rise in the market price of the common stock, which may result in a dilution of the interest of other shareholders. As a result, we may find it more difficult to raise additional equity capital if it should be needed for our business while the Representative's warrants are outstanding. The holders of the Representative's warrants might be expected to exercise them at a time when we would, in all likelihood, be able to obtain additional equity capital on terms more favorable to us than those provided by the Representative's warrants. Any profit realized on the sale of the shares issuable upon the exercise of the Representative's warrants may be deemed additional underwriting compensation.

     The preceding description includes a summary of the principal terms of the underwriting agreement and the Representative's warrant agreement and does not purport to be complete. The underwriting agreement and the Representative's warrant agreement are filed as exhibits to the registration statement of which this prospectus forms a part and should be referenced for the complete contents of these documents. Each statement is qualified in all respects by reference to these documents.

                          TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is Continental Stock Transfer and Trust Company.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed on for us by The Otto Law Group, PLLC of Seattle, Washington. Effective upon the closing of this offering, The Otto Law Group has been granted options under our 1996 Stock Option Plan to purchase 7,500 shares of our common stock vesting over five years at an exercise price equal to the initial public offering price per share of the shares offered in this prospectus.

     Certain legal matters related to this offering will be passed on for the underwriters by Kelley Drye & Warren LLP of New York, New York.

                                    EXPERTS

     The financial statements of Sunhawk.com at September 30, 1997 and 1998, and for the years then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere in this prospectus, and are included in reliance given on such report given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act with respect to the common stock being offered. This prospectus, filed as a part of such registration statement, does not contain all the information set forth in the registration statement, certain portions of which have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information with respect to us and our common stock we are offering, reference is made to the registration statement. Statements made in this prospectus as to the contents of any contract or document are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement and each such statement is qualified in its entirety by such reference. The registration statement, including the exhibits and schedules thereto, may be inspected without charge at the Public Reference Room of the Securities and Exchange Commission, Judiciary Plaza Building, 450 Fifth Street, N.W., Washington D.C. 20549, and the regional offices of the Securities and Exchange Commission at Seven World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained at prescribed rates from the Public Reference Room of the Securities and Exchange Commission at Room 1024, Judiciary Plaza Building, 450 Fifth Street, N.W. Washington D.C. 20549. You may obtain information regarding the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site that contains registration statements, reports, proxy statements and other information regarding registrants (including Sunhawk.com) that file electronically with the Securities and Exchange Commission. The address of the Securities and Exchange Commission's web site is www.sec.gov.

     As a result of this offering, we will be subject to the informational requirements of the Exchange Act. So long as we are subject to the informational reporting requirements of the Exchange Act, we will provide our shareholders with annual reports containing audited financial statements and interim quarterly reports containing unaudited financial information.

                            SUNHAWK.COM CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors...........  F-2
Financial Statements
Balance Sheets as of September 30, 1997 and 1998 and March
  31, 1999 (Unaudited)......................................  F-3
Statements of Operations for the Years Ended September 30,
  1997 and 1998 and the Six Months Ended March 31, 1998 and
  1999 (Unaudited)..........................................  F-4
Statements of Shareholders' Equity (Deficit) for the Years
  Ended September 30, 1997 and 1998 and the Six Months Ended
  March 31, 1999 (Unaudited)................................  F-5
Statements of Cash Flows for the Years Ended September 30,
  1997 and 1998 and the Six Months Ended March 31, 1998 and
  1999 (Unaudited)..........................................  F-6
Notes to Financial Statements...............................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
Sunhawk.com Corporation

     We have audited the accompanying balance sheets of Sunhawk.com Corporation as of September 30, 1997 and 1998, and the related statements of operations, shareholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of Sunhawk.com Corporation management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunhawk.com Corporation as of September 30, 1997 and 1998, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Seattle, Washington
April 9, 1999, except Note 13
as to which the date is June 10, 1999

                            SUNHAWK.COM CORPORATION

                                 BALANCE SHEETS

                                                  SEPTEMBER 30,
                                            --------------------------     MARCH 31,
                                               1997           1998           1999
                                            -----------    -----------    -----------
                                                                          (UNAUDITED)
ASSETS
Current assets:
  Cash....................................  $    23,628    $    59,093    $   459,720
  Cash equivalent from shareholders.......           --             --      1,165,000
  CD-ROMs and printed sheet music.........       18,822         16,507         16,260
  Prepaid rent............................           --         27,234         27,234
                                            -----------    -----------    -----------
          Total current assets............       42,450        102,834      1,668,214
Property and equipment, net...............      126,610        195,880        209,843
Other assets:
  Digital sheet music masters (net of
     accumulated amortization of $1,804,
     $10,151, and $22,333 in 1997, 1998,
     and 1999, respectively)..............       17,385         69,868        235,218
  Patent and trademarks, at cost (net of
     accumulated amortization of $1,091,
     $3,926, and $7,433 in 1997, 1998, and
     1999, respectively)..................       26,386         77,240         86,504
  Music catalog distribution rights.......           --             --      1,319,118
  Deferred offering costs.................           --             --         54,188
  Deposits................................           --         62,694         62,694
                                            -----------    -----------    -----------
          Total other assets..............       43,771        209,802      1,757,722
                                            -----------    -----------    -----------
          Total assets....................  $   212,831    $   508,516    $ 3,635,779
                                            ===========    ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
  (DEFICIT)
Current liabilities:
  Accounts payable and accrued expenses...  $    44,202    $    92,162    $   105,817
  Payable to Eller McConney LLC...........           --         10,850         71,040
  Notes payable to shareholder............    1,513,465      2,927,367             --
  Accrued interest to shareholder.........       87,487        286,039        113,928
                                            -----------    -----------    -----------
          Total current liabilities.......    1,645,154      3,316,418        290,785
Shareholders' equity (deficit):
  Preferred stock, no par value:
     Authorized shares -- 1,000,000
     Outstanding shares -- none...........           --             --             --
  Common stock, no par value:
     Authorized shares -- 20,000,000
     Outstanding shares -- 1,232,863,
       1,245,194, and 1,940,851 in 1997,
       1998, and 1999, respectively.......       97,221        197,221      7,584,745
  Accumulated deficit.....................   (1,529,544)    (3,005,123)    (4,239,751)
                                            -----------    -----------    -----------
          Total shareholders' equity
            (deficit).....................   (1,432,323)    (2,807,902)     3,344,994
                                            -----------    -----------    -----------
          Total liabilities and
            shareholders' equity
            (deficit).....................  $   212,831    $   508,516    $ 3,635,779
                                            ===========    ===========    ===========

See accompanying notes.

                            SUNHAWK.COM CORPORATION

                            STATEMENTS OF OPERATIONS

                             YEAR ENDED SEPTEMBER 30,    SIX MONTHS ENDED MARCH 31,
                             ------------------------    ---------------------------
                               1997          1998           1998            1999
                             ---------    -----------    -----------    ------------
                                                         (UNAUDITED)    (UNAUDITED)
Sales......................  $  15,066    $    27,263     $  14,372     $    45,389
Cost of goods sold:
  Royalties, materials,
     shipping, and credit
     card processing
     fees..................      3,210         14,170         3,567          24,741
  Amortization of digital
     sheet music...........      1,804          8,347         3,074          12,182
                             ---------    -----------     ---------     -----------
                                 5,014         22,517         6,641          36,923
                             ---------    -----------     ---------     -----------
Gross profit...............     10,052          4,746         7,731           8,466
Selling, general and
  administrative...........    854,458      1,353,871       600,310       1,129,166
                             ---------    -----------     ---------     -----------
Loss from operations.......   (844,406)    (1,349,125)     (592,579)     (1,120,700)
Interest expense on notes
  payable to
  shareholders.............     66,577        126,454        57,044         113,928
                             ---------    -----------     ---------     -----------
Net loss...................  $(910,983)   $(1,475,579)    $(649,623)    $(1,234,628)
                             =========    ===========     =========     ===========
Net loss per share:
  Basic and diluted........  $   (0.78)   $     (1.19)    $   (0.53)    $     (0.97)
                             =========    ===========     =========     ===========
Weighted average common
  shares for net loss per
  share computations:
     Basic and diluted.....  1,173,402      1,239,790     1,233,607       1,270,879
                             =========    ===========     =========     ===========

See accompanying notes.

                            SUNHAWK.COM CORPORATION

                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                                                               TOTAL
                                      COMMON STOCK                         SHAREHOLDERS'
                                 -----------------------    ACCUMULATED       EQUITY
                                  SHARES        AMOUNT        DEFICIT        (DEFICIT)
                                 ---------    ----------    -----------    -------------
Balance, October 1, 1996.......    898,963    $      901    $  (618,561)    $  (617,660)
  Exercise of common stock
     options...................     12,842            --             --              --
  Sale of common stock.........    321,058             4             --               4
  Compensation related to sale
     of common stock...........         --        96,316             --          96,316
  Net loss.....................         --            --       (910,983)       (910,983)
                                 ---------    ----------    -----------     -----------
Balance, September 30, 1997....  1,232,863        97,221     (1,529,544)     (1,432,323)
  Sale of common stock.........     12,331       100,000             --         100,000
  Net loss.....................         --            --     (1,475,579)     (1,475,579)
                                 ---------    ----------    -----------     -----------
Balance, September 30, 1998....  1,245,194       197,221     (3,005,123)     (2,807,902)
  Exercise of common stock
     options (unaudited).......     25,684            --             --              --
  Issuance of common stock to
     acquire music catalog
     distribution rights
     (unaudited)...............    138,371     1,319,118             --       1,319,118
  Sale of common stock
     (unaudited)...............    157,345     1,500,000             --       1,500,000
  Conversion of notes payable
     to shareholders, including
     notes payable forgiveness
     of $1,000,000
     (unaudited)...............    374,257     4,568,406             --       4,568,406
  Net loss (unaudited).........         --            --     (1,234,628)     (1,234,628)
                                 ---------    ----------    -----------     -----------
Balance, March 31, 1999
  (unaudited)..................  1,940,851    $7,584,745    $(4,239,751)    $ 3,344,994
                                 =========    ==========    ===========     ===========

See accompanying notes.

                            SUNHAWK.COM CORPORATION

                            STATEMENTS OF CASH FLOWS

                                              YEAR ENDED SEPTEMBER 30,    SIX MONTHS ENDED MARCH 31,
                                              ------------------------    --------------------------
                                                1997          1998           1998           1999
                                              ---------    -----------    -----------    -----------
                                                                          (UNAUDITED)    (UNAUDITED)
OPERATING ACTIVITIES
Net loss....................................  $(910,983)   $(1,475,579)    $(649,623)    $(1,234,628)
Adjustments to reconcile net loss to net
  cash used in operating activities:
    Depreciation............................     42,944         79,683        14,472          15,005
    Amortization............................      2,895         11,182         4,287          15,689
    Stock compensation......................     96,316             --            --              --
    Loss on disposal of property and
       equipment............................     16,270          4,061         2,756              --
    Changes in operating assets and
       liabilities:
       Decrease (increase) in CD-ROMs and
         printed sheet music................     (2,424)         2,315          (129)            247
       Increase in prepaid rent.............         --        (27,234)         (500)             --
       Increase in deposits.................         --        (62,694)           --              --
       Increase in accounts payable and
         accrued expenses...................     33,940         47,960        31,550          13,655
       Increase in payable to Eller McConney
         LLC................................         --         10,850         6,490          60,190
       Accrued interest on notes payable to
         shareholder........................     66,577        198,552        57,044         113,928
                                              ---------    -----------     ---------     -----------
Net cash used in operating activities.......   (654,465)    (1,210,904)     (533,653)     (1,015,914)
INVESTING ACTIVITIES
Purchases of property and equipment.........    (97,216)      (153,014)      (77,173)        (28,968)
Purchase of digital sheet music masters.....    (19,189)       (60,830)      (26,930)       (177,532)
Investment in patents and trademarks........    (27,301)       (53,689)      (17,642)        (12,771)
                                              ---------    -----------     ---------     -----------
Net cash used in investing activities.......   (143,706)      (267,533)     (121,745)       (219,271)
FINANCING ACTIVITIES
Proceeds from sale of common stock to
  existing shareholders.....................          4        100,000       100,000       1,500,000
Proceeds from notes payable issued to
  shareholders..............................    794,377      1,413,902       601,000       1,355,000
Increase in deferred offering costs.........         --             --            --         (54,188)
                                              ---------    -----------     ---------     -----------
Net cash provided by financing activities...    794,381      1,513,902       701,000       2,800,812
                                              ---------    -----------     ---------     -----------
Net increase (decrease) in cash.............     (3,790)        35,465        45,602       1,565,627
Cash and cash equivalents at beginning of
  period....................................     27,418         23,628        23,628          59,093
                                              ---------    -----------     ---------     -----------
Cash and cash equivalents at end of
  period....................................  $  23,628    $    59,093     $  69,230     $ 1,624,720
                                              =========    ===========     =========     ===========
NONCASH SUPPLEMENTARY DISCLOSURE
Issuance of common stock in conjunction with
  the acquisition of music catalog
  distribution rights.......................  $      --    $        --     $      --     $ 1,319,118
Conversion of notes payable and accrued
  interest to shareholders to common
  stock.....................................         --             --            --      (3,568,406)
Forgiveness of notes payable to
  shareholder...............................         --             --            --      (1,000,000)

See accompanying notes.

                            SUNHAWK.COM CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998

1. DESCRIPTION OF BUSINESS AND LIQUIDITY

BUSINESS AND ORGANIZATION

     Sunhawk.com Corporation (Sunhawk.com) was incorporated in the state of Washington on August 20, 1992. Sunhawk.com sells interactive digital sheet music in its proprietary format, traditional printed sheet music and CD-ROMs on their internet retail site at www.sunhawk.com. Sunhawk.com's internally developed proprietary technology allows customers to view, play, print and store the encrypted digital sheet music files.

LIQUIDITY

     At September 30, 1998, Sunhawk.com had cash of $59,093 available to fund operations. For the year ended September 30, 1998, Sunhawk.com recorded a net loss of $1,475,579, and at September 30, 1998, Sunhawk.com had an accumulated deficit of $3,005,123 and a shareholders' deficit of $2,807,902.

     On March 30, 1999, the Board of Directors of Sunhawk.com approved the sale of 531,602 shares of common stock to the Eller and McConney 1995 Family Living Trust in exchange for cash of $335,000, a note receivable of $1,165,000, and the exchange of outstanding notes payable to a shareholder of $3,568,406 outstanding at March 31, 1999. ($2,213,406 of notes payable to shareholder, including accrued interest, as of September 30, 1998 plus additional borrowings provided to Sunhawk.com during the six months ended March 31, 1999 of $1,355,000). The note receivable bore interest at an annual rate of 8% and was paid in cash on April 8, 1999. In addition, on March 31, 1999, The Eller and McConney Family Living Trust contributed capital of $1,000,000 by forgiving the remaining notes payable to shareholder outstanding at that date. Without these transactions, Sunhawk.com would have had a shareholders' deficit of $2,723,412 at March 31, 1999, which includes the loss of $1,234,628 for the period then ended and the issuance of common stock to acquire music catalog distribution rights of $1,319,118. However, as a result of this transaction Sunhawk.com is in a positive equity position of $3,344,994 at March 31, 1999.

     Sunhawk.com has financed its operations and capital expenditures through borrowings from the Eller and McConney 1995 Family Living Trust. Sunhawk.com's business will require additional equity or debt financing to operate and as such is dependent on the continued cooperation of the Eller and McConney 1995 Family Living Trust to provide financing. The loss of such financing could be difficult or impossible to replace. If funds are not raised from new investors (see Note 13 -- Subsequent Events, Initial Public Offering), the Eller and McConney 1995 Family Living Trust has agreed to continue to finance Sunhawk.com albeit at a reduced level. As compared to the current level of operating and capital expenditures, this would require Sunhawk.com to reduce its expenditures. In such case, Sunhawk.com's expenditures would be lower than what would be planned if the same or a higher level of funding was available.

                            SUNHAWK.COM CORPORATION

                               SEPTEMBER 30, 1998

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     These financial statements have been prepared in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that impact amounts reported in the financial statements and accompanying notes. Actual results could differ from those amounts reported and disclosed herein.

UNAUDITED INTERIM FINANCIAL INFORMATION

     The financial information as of March 31, 1999 and for the six months ended March 31, 1998 and 1999 is unaudited, but includes all adjustments (consisting only of normal recurring adjustments) that Sunhawk.com considers necessary for a fair presentation of the financial position at such dates and the operations and cash flows for the periods then ended. Operating results for the six months ended March 31, 1999 are not necessarily indicative of results that may be expected for the entire year.

CASH EQUIVALENT FROM SHAREHOLDERS

     Cash equivalent consists of a note receivable from shareholders which was received as partial consideration for the purchase of 157,345 shares of common stock issued on March 31, 1999. The note had an original maturity date of April 10, 1999 and an interest rate of 8% per annum. It was paid in full on April 8, 1999.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, which range from three to seven years.

DIGITAL SHEET MUSIC MASTERS

     Digital sheet music masters are valued at cost less accumulated amortization. Digital sheet music masters are amortized over the shorter of (1) the estimated useful life of the music category, or (2) the estimated useful life of the related electronic medium, or (3) the remaining term of the underlying music licensing agreement (for licensed music), which generally ranges from five to fifteen years. As of September 30, 1998, the estimated useful life of digital music masters ranged from five to fifteen years. Amortization expense is included in the cost of goods sold.

PATENTS AND TRADEMARKS

     Patents and trademarks are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over fifteen years. Amortization expense amounted to $1,091 and $2,835 during the years ended September 30, 1997 and 1998, respectively. Sunhawk.com periodically evaluates these intangible assets for impairment.

                            SUNHAWK.COM CORPORATION

                               SEPTEMBER 30, 1998

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
REVENUE RECOGNITION

     Revenue from product sales is recorded when products are purchased and downloaded by customers via Sunhawk.com's web site or shipped via regular mail or overnight courier. Shipping charges are separately charged to the customers and are included in sales.

ROYALTIES

     In conjunction with the various distribution agreements, Sunhawk.com is required to pay royalties ranging from 10% to 70% on gross receipts less credit card processing fees to the respective music publishers on each digital music title sold. Total royalty expense incurred during the years ended September 30, 1997 and 1998 amounted to $0 and $4,183, respectively, and is recorded in cost of goods sold.

ADVERTISING COSTS

     Advertising costs are expensed as incurred. Advertising expense totaled $21,557 and $36,005 during the years ended September 30, 1997 and 1998, respectively.

RESEARCH AND DEVELOPMENT COSTS

     Research and development costs are expensed as incurred and are included in the accompanying financial statements in selling, general and administrative. Research and development expenses totaled $126,017 and $93,529 during the years ended September 30, 1997 and 1998, respectively.

STOCK-BASED COMPENSATION

     Sunhawk.com accounts for stock-based compensation using the intrinsic value method and provides pro forma footnote disclosure of the impact of the fair value method.

NET LOSS PER SHARE

     Basic and diluted net loss per share is computed based on the weighted-average number of common shares outstanding during each period.

                            SUNHAWK.COM CORPORATION

                               SEPTEMBER 30, 1998

3. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                  SEPTEMBER 30,
                                              ---------------------     MARCH 31,
                                                1997        1998          1999
                                              --------    ---------    -----------
                                                                       (UNAUDITED)
Computers and equipment.....................  $192,205    $ 302,574     $ 322,454
Furniture...................................     9,219       39,295        45,073
Other.......................................     8,961       17,469        20,779
                                              --------    ---------     ---------
                                               210,385      359,338       388,306
Less accumulated depreciation...............   (83,775)    (163,458)     (178,463)
                                              --------    ---------     ---------
                                              $126,610    $ 195,880     $ 209,843
                                              ========    =========     =========

4. DISTRIBUTION AGREEMENTS

     In May and June 1998, Sunhawk.com entered into distribution agreements with Warner Bros. Publications U.S. Inc. (Warner) and EMI Christian Music Publishing
(EMIC), respectively. These agreements provide Sunhawk.com with nonexclusive rights to distribute selected digital sheet music from the respective music catalogs maintained by Warner and EMIC. The terms of the agreements are approximately ten and five years, respectively.

     The Warner agreement provides Sunhawk.com with nonexclusive right to distribute selected digital sheet music from the Warner music catalog. As a nonforfeitable part of the consideration and as inducement to enter into the agreement, Sunhawk.com agreed to issue 138,371 shares of its common stock to Warner, contingent upon either the closing of a firmly underwritten public offering or the private sale or other disposition of 15% or more of Sunhawk.com's common stock then authorized and outstanding. Upon the contingency being removed, the shares become fully vested and nonforfeitable.

     As a result of the sale of common stock to certain founders on March 31, 1999, the contingency was removed and the shares were issued to Warner. The value of the shares of common stock issued to Warner were measured at the fair value of common stock on issuance date and capitalized as a long-term asset, which will be amortized over the remaining life of the distribution agreement.

5. NOTES PAYABLE TO SHAREHOLDER

     Sunhawk.com has entered into two demand note payable agreements with a shareholder dated September 30, 1998. If no demand for payment is received, then they are due two years after the execution date of the note. The notes are updated annually, with the current year borrowings and accrued interest being added to the total amount outstanding. The ultimate due dates are accordingly reset to two years from the updated execution date. Unless demand is made, the notes are due on September 30, 2000. The notes carry interest at the federal applicable short-term rate, or approximately 6%. To date, no payments (principal or interest) have been made on the notes.

                            SUNHAWK.COM CORPORATION

                               SEPTEMBER 30, 1998

5. NOTES PAYABLE TO SHAREHOLDER (CONTINUED)
     On March 31, 1999, the shareholder exchanged these notes, including interest accrued through September 30, 1998 for 374,257 shares of common stock. Interest accrued during the six-month period ended March 31, 1999 of $113,928 was not converted to shares of common stock and is included in accrued interest on notes payable to shareholder. The accrued interest to shareholder is expected to be paid on September 29, 1999.

6. SHAREHOLDERS EQUITY

     In October 1996, in conjunction with the sale of 321,058 shares of common stock to an employee for past services for $4.00, Sunhawk.com recorded compensation expense of $96,316. The compensation expense represented the difference between the value of consideration paid for the common stock and the fair market value at the date of issuance.

7. STOCK OPTIONS

STOCK OPTION PLAN

     Under the terms of Sunhawk.com's 1996 Stock Option Plan, the Board of Directors was authorized to issue 513,374 shares of common stock through incentive and nonqualified stock options to any former, current, or future employees, officers, directors, agents or consultants, including members of technical advisory boards, and any independent contractors of Sunhawk.com. On March 30, 1999, the Board of Directors amended the 1996 Stock Option Plan to reduce the authorized shares to issue to 303,526. Generally, stock compensation, if any, is measured as the difference between the exercise price of a stock option and the fair market value of Sunhawk.com's stock at the date of grant, which is then amortized over the related service period. Options are granted with exercise prices equal to the fair market value of the common stock on the date of the grant, as determined by Sunhawk.com's Board of Directors. Options vest over a five-year period and expire ten years from the date of grant.

     Sunhawk.com applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for its stock options issued to employees in the accompanying financial statements because the fair value of the underlying common stock equals the exercise price of the stock options granted. Had the stock compensation expense for Sunhawk.com's stock option plan been determined based on the fair value at the grant dates for options granted in 1997 and 1998, consistent with the fair value method of Statement of Financial Accounting Standards No. 123, Sunhawk.com's net loss for the years ended September 30, 1997 and 1998 would have been increased to the following pro forma amount:

                                                    1997         1998
                                                  --------    ----------
Net loss:
  As reported...................................  $910,983    $1,475,579
  Pro forma.....................................  $911,609    $1,486,649

                            SUNHAWK.COM CORPORATION

                               SEPTEMBER 30, 1998

7. STOCK OPTIONS (CONTINUED)
     The fair value of each option grant is estimated on the date of grant using the Minimum Value Option Pricing model using the following weighted-average assumptions: risk-free interest rate of 6.11% and 5.49% for 1997 and 1998, respectively; expected life of five years; and dividend yield of 0%.

     A summary of the status of Sunhawk.com's stock option plan as of September 30, 1998 and changes during the year then ended is presented below:

                                                          OUTSTANDING OPTIONS
                                                         ----------------------
                                                                     WEIGHTED-
                                                         NUMBER       AVERAGE
                                                           OF        EXERCISE
                                                         SHARES        PRICE
                                                         -------    -----------
Balance at October 1, 1996.............................        0            $--
  Options granted, at estimated fair value.............   91,180              1.08
  Options exercised....................................  (12,842)             0.0000096
                                                         -------
Balance at September 30, 1997..........................   78,338              1.27
  Options granted, at estimated fair value.............   18,146             12.65
  Options canceled.....................................  (11,487)             6.67
                                                         -------
Balance at September 30, 1998..........................   84,997              2.97
  Options exercised (unaudited)........................  (25,684)             0.0000096
  Options canceled (unaudited).........................  (13,008)             0.21
                                                         -------
Balance at March 31, 1999 (unaudited)..................   46,305              5.38
                                                         =======

     At September 30, 1998, and March 31, 1999 (unaudited) options to acquire 415,535 and 218,695 shares, respectively, of common stock were available for future grant.

     The following table summarizes information about stock options outstanding at September 30, 1998:

                                      OUTSTANDING OPTIONS
           --------------------------------------------------------------------------
                                                                   WEIGHTED-AVERAGE
                                                                      REMAINING
                                NUMBER OF    WEIGHTED-AVERAGE      CONTRACTED LIFE
            EXERCISE PRICE       SHARES       EXERCISE PRICE           (YEARS)
           -----------------    ---------    ----------------    --------------------
           $0.0000096 - $0.30..  63,356           $ 0.07                 8.02
           $0.31 - $8.11....     12,652           $ 8.11                 9.20
           $8.12 - $16.22...      8,989           $16.22                 9.79
                                 ------
                                 84,997
                                 ======

     As of September 30, 1998 and March 31, 1999 (unaudited), in connection with the stock option plan, 500,532 and 265,000 shares, respectively, of common stock were available for future issuance. At September 30, 1998, 25,684 options were exercisable at an exercise price of $0.0000096 per share.

                            SUNHAWK.COM CORPORATION

                               SEPTEMBER 30, 1998

8. COMMITMENTS

     Sunhawk.com leases office space under an operating lease agreement expiring in 2003. Future minimum lease payments under noncancelable operating leases at September 30, 1998 are as follows:

                                                             OPERATING
                                                               LEASES
                                                             ----------
Year ending September 30:
1999.......................................................  $  372,390
2000.......................................................     326,808
2001.......................................................     326,808
                                                             ----------
Total minimum lease payments...............................  $1,026,006
                                                             ==========

     Total rent expense paid during the years ended September 30, 1997 and 1998 amounted to $9,216 and $54,686, respectively.

9. FEDERAL INCOME TAXES

     Sunhawk.com, with the consent of its shareholders, elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code through March 31, 1999, when it became no longer eligible to be taxed as such. Accordingly, through March 31, 1999, the shareholders of Sunhawk.com were entitled to report on their personal income tax returns their proportionate share of Sunhawk.com's operating losses. Effective March 31, 1999, Sunhawk.com became subject to corporate income taxes and therefore will account for income taxes in accordance with Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes."

10. RELATED-PARTY TRANSACTIONS

     Sunhawk.com pays to Eller McConney LLC, which is wholly owned by Marlin Eller and Mary McConney, executive officers and trustees of a trust which owns a majority of shares of Sunhawk.com, for certain services in connection with the production of digital sheet music masters. These services are provided under an informal agreement to Eller McConney LLC by Avtograf, a Russian joint stock company in which Eller McConney LLC has a 94% interest. At September 30, 1998, Sunhawk.com owed $10,850 to Eller McConney LLC for these services. The digital sheet music masters for which production services were provided represented approximately 16% of the digital music sheets acquired by Sunhawk.com during the year ended September 30, 1998.

     Marlin Eller, Chairman of the Board, Chief Executive Officer, and President, and Mary McConney, Treasurer (Chief Financial Officer until June 10,
1999), of Sunhawk.com provided services to Sunhawk.com as officers of Sunhawk.com. They have received no compensation for these services since the inception of Sunhawk.com.

                            SUNHAWK.COM CORPORATION

                               SEPTEMBER 30, 1998

11. CONTINGENCIES

     From time to time Sunhawk.com is subject to legal proceedings that arise in the ordinary course of business that have not been fully adjudicated. In management's opinion, these actions, when finally concluded and determined, will not have a material adverse effect on the financial position or results of operations of Sunhawk.com.

12. OTHER

REVERSE STOCK SPLIT

     On March 30, 1999, Sunhawk.com's Board of Directors approved a transaction to give one share for every 6.007 shares of common stock, thereby giving effect to a 1-for-6.007 reverse stock split effective March 31, 1999. All outstanding common and common equivalent shares and per-share amounts in the accompanying financial statements and related notes to the financial statements have been retroactively adjusted to give effect to the reverse stock split.

13. SUBSEQUENT EVENTS

NAME CHANGE

     On June 10, 1999, Sunhawk.com's Articles of Incorporation were amended to change the company's name to Sunhawk.com Corporation.

INITIAL PUBLIC OFFERING

     On June 10, 1999, Sunhawk.com's Board of Directors authorized Sunhawk.com to file a Registration Statement under the Securities Act of 1933, as amended, to permit Sunhawk.com to proceed with an initial public offering of its common stock.

RELATIONSHIP WITH ELLER MCCONNEY LLC

     On June 10, 1999, Sunhawk.com's Board of Directors approved, subsequent to the closing of the initial public offering, entering into a ten-year assignment and assumption agreement with Avtograf, a Russian joint stock company in which Eller McConney LLC holds a 94% ownership interest, Eller McConney LLC, and a new independent Russian production company. The assumption and assignment agreement will require that Eller McConney LLC assign to Sunhawk.com all of its rights to receive from Avtograf its services for the production of digital sheet music in exchange for a one-time payment to Eller McConney LLC of $600,000 in cash from proceeds of Sunhawk.com's initial public offering. The one-time payment of $600,000 in cash to Eller McConney LLC is expected to be accounted for as a prepayment for services to be provided for the production of digital sheet music from the new independent Russian production company with recourse to Eller McConney LLC in the event of non-performance. In addition, Avtograf will assign to the new independent Russian production company its obligation to provide production services for digital sheet music. Thereafter, the new independent Russian production company will be obligated to provide production services for digital sheet music for Sunhawk.com at an anticipated rate of a minimum of 2,250 pages per month, and a total of 270,000 over a period of ten years at no additional cost to Sunhawk.com. Neither Eller

                            SUNHAWK.COM CORPORATION

                               SEPTEMBER 30, 1998

13. SUBSEQUENT EVENTS (CONTINUED)
McConney LLC, Mr. Eller, Ms. McConney nor Sunhawk.com will have an interest in the new independent Russian production company.

REINCORPORATION

     On June 10, 1999, Sunhawk.com's Board of Directors authorized Sunhawk.com to incorporate a wholly-owned subsidiary of Sunhawk.com in the State of Delaware ("Sunhawk Delaware") and to purchase on behalf of Sunhawk.com one share of common stock of Sunhawk Delaware, which shall represent all of the issued and outstanding shares of capital stock of Sunhawk Delaware. The Board of Directors deemed it advisable and in the best interests of Sunhawk.com and its shareholders that Sunhawk.com be merged with and into Sunhawk Delaware for the purpose of reincorporating Sunhawk.com in the State of Delaware, whereby Sunhawk Delaware shall be the surviving corporation of the merger. The planned merger requires shareholder approval and as such, a special shareholders meeting is scheduled for July 7, 1999 to vote upon the reincorporation merger.

     Following shareholder approval of the merger, Sunhawk.com will be reincorporated into a Delaware corporation. As a result of the reincorporation, all outstanding shares of Sunhawk.com's common stock will be converted into the right to receive shares of Sunhawk Delaware's common stock; Sunhawk.com will be subject to the laws of the State of Delaware; and Sunhawk.com's Articles of Incorporation will be effectively amended to reduce the number of shares of common stock that Sunhawk.com has authorized to issue from 20,000,000 to 10,000,000, eliminate Sunhawk.com's preferred stock and impose a two-year restriction on the transferability of Sunhawk.com's shares issued and outstanding at the time of such reincorporation. This restriction on Sunhawk.com shares of common stock would commence on the effective date of any initial public offering of Sunhawk.com common stock.

     Sunhawk.com does not believe that, upon reincorporation in the State of Delaware, existing shareholders are entitled to dissenters' rights. However, any claims for dissenters' rights, if successful, could require payment by Sunhawk.com to dissenting shareholders of the fair value of their shares.

------------------------------------------------------
------------------------------------------------------

  YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF OUR COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK. IN THIS PROSPECTUS, "SUNHAWK.COM," "WE," "US" AND "OUR" REFER TO SUNHAWK.COM CORPORATION.

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
Prospectus Summary...................    3
Risk Factors.........................    7
Use of Proceeds......................   15
Capitalization.......................   16
Dilution.............................   17
Dividend Policy......................   17
Selected Financial Data..............   18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................   19
Business.............................   24
Management...........................   40
Certain Transactions.................   44
Principal Shareholders...............   46
Description of Securities............   48
Shares Eligible for Future Sale......   52
Underwriting.........................   54
Transfer Agent and Registrar.........   56
Legal Matters........................   56
Experts..............................   57
Where You Can Find More
  Information........................   57
Index to Financial Statements........  F-1

  UNTIL           , 1999 ALL DEALERS THAT BUY, SELL OR TRADE SHARES OF OUR
COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                1,200,000 Shares
                                      LOGO
                            SUNHAWK.COM CORPORATION
                                  Common Stock
                               -----------------
                                   PROSPECTUS
                               -----------------
COLEMAN AND COMPANY
   SECURITIES, INC.

                                                               OSCAR GRUSS & SON
  INCORPORATED
                                            , 1999
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (the "WBCA") authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). Section 10 of the registrant's Amended and Restated Bylaws (Exhibit 3.3 hereto) provides for indemnification of the registrant's directors, officers, employees and agents to the maximum extent permitted by Washington law. The directors and officers of the registrant also may be indemnified against liability they may incur for serving in those capacities pursuant to a liability insurance policy maintained by the registrant for such purpose.

     Section 23B.08.320 of the WBCA authorizes a corporation to limit a director's liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article VII of the registrant's Amended and Restated Articles of Incorporation (Exhibit 3.1 hereto) contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director's liability to the registrant and its shareholders.

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Article VII of the registrant's Delaware Certificate of Incorporation (Exhibit 3.2 hereto) and
Article VI of the registrant's Delaware Bylaws (Exhibit 3.4 hereto) provide for indemnification of the registrant's directors, officers, employees and other agents to the maximum extent permitted by Delaware law.

     The underwriting agreement (Exhibit 1.1 hereto) provides for reciprocal indemnification between the underwriters and the registrant from and against certain liabilities arising in connection with the offering which is the subject of this registration statement.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than the underwriting discounts, payable by the registrant in connection with the sale of the securities being registered. All amounts are estimates except the Securities and Exchange Commission registration fee, the NASD filing fee, the Nasdaq SmallCap(R) listing fee and the Pacific Stock Exchange listing fee.

Securities and Exchange Commission Registration Fee.........  $  3,391
NASD Filing Fee.............................................     1,604
Nasdaq SmallCap(R) Listing Fee..............................    17,500
Pacific Stock Exchange Listing Fee..........................    23,000
Printing Costs..............................................    60,000
Legal Fees and Expenses.....................................   200,000
Accounting Fees and Expenses................................   235,000
Blue Sky Fees and Expenses (including legal fees)...........    70,000
Transfer Agent and Registrar Fees...........................    25,000
Miscellaneous...............................................    38,505
                                                              --------
          Total.............................................  $674,000
                                                              ========

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

     The following is a description of all securities that the registrant has sold within the past three years without registering the securities under the Securities Act:

          1. On October 9, 1996, the registrant sold 321,058 shares of the registrant's common stock at a price of $.0000112 per share to one accredited investor in a private transaction which was exempt from registration pursuant to Rule 506 of Regulation D under Section 4(2) of the Securities Act.

          2. On December 4, 1996 and October 5, 1998, 12,842 and 25,684 shares of the registrant's common stock, respectively, were issued to one individual upon the exercise of stock options granted pursuant to the registrant's 1996 Stock Option Plan at a per share exercise price of $.0000096. Such issuances were exempt from registration pursuant to Rule 701 under the Securities Act.

          3. On March 10, 1998, the registrant sold 12,331 shares of the registrant's common stock at a price of $8.11 per share to one accredited investor in a private transaction which was exempt from registration pursuant to Rule 506 of Regulation D under Section 4(2) of the Securities Act.

          4. On March 31, 1999, the registrant issued 138,371 shares of the registrant's common stock pursuant to the distribution agreement by and between the registrant and Warner Bros. Publications U.S. Inc. ("Warner"). The transaction was exempt from registration pursuant to Section 4(2) of the Securities Act.

          5. On March 31, 1999, the Eller and McConney 1995 Family Living Trust converted $3,568,406 of debt owed to it by the registrant into 374,257 shares of the registrant's common stock at a price per share of $9.53. On this same date, the Eller and McConney 1995 Family Living Trust forgave $1,000,000 of long-term debt owed to it by the registrant and purchased an additional 157,345 shares of the registrant's common stock for an aggregate of $1,500,000, at a price per share of $9.53 per share.

     These transactions were exempt from registration pursuant to Section 4(2) of the Securities Act.

ITEM 27. EXHIBITS

NUMBER                           DESCRIPTION
------                           -----------
 1.1+    Form of Underwriting Agreement.
 1.2+    Form of Representative's Warrant Agreement.
 3.1     Amended and Restated Articles of Incorporation.
 3.2+    Form of Certificate of Incorporation (Delaware).
 3.3     Amended and Restated Bylaws.
 3.4+    Form of Bylaws (Delaware).
 4.1+    Form of Specimen Stock Certificate.
 4.2     See Exhibits 3.1-3.4 for provisions defining the rights of the holders of common stock.
 5.1+    Opinion of The Otto Law Group, PLLC (including the consent of such firm)regarding legality of the securities being
         issued.
10.1     1996 Stock Option Plan.
10.2*+   Distribution Agreement dated May 18, 1998 by and between
         Sunhawk.com Corporation and Warner Bros. Publications U.S.
         Inc., as amended by Amendment No. 1.
10.3*+   Distribution Agreement dated as of June 12, 1998 by and
         between EMI Christian Music Publishing and Sunhawk.com
         Corporation.
10.4*+   Music Conversion Agreement dated as of April 1, 1998 by and between Sunhawk.com Corporation and International Music
         Engraving Company, as amended by Amendment No. 1.
10.5     Lease dated August 10, 1998 by and between 223 Taylor Corp.
         and Sunhawk.com Corporation.
10.6+    Form of Employment Agreement between Sunhawk.com and Marlin
         Eller.
23.1     Consent of Ernst & Young, LLP, Independent Auditors.
23.2     Consent of The Otto Law Group, PLLC (contained in Exhibit
         5.1).
24.1     Power of Attorney (See Page II-5).
27.1     Financial Data Schedule.

-------------------------
* Confidential treatment to be requested.
+ To be filed by amendment.

ITEM 28. UNDERTAKINGS

     The registrant will provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The registrant will:

          For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1), or (4), or 497(h) under the Securities Act as part of the registration statement as of the time the Securities and Exchange Commission declared it effective.

          For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and the offering of the securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Seattle, State of Washington, on the 17th day of June, 1999.

                                          SUNHAWK.COM CORPORATION

                                          By: /s/ MARLIN ELLER
                                             -----------------------------------
                                              Marlin Eller,
                                              President and Chief Executive
                                              Officer

                               POWER OF ATTORNEY

     Each person whose individual signature appears below hereby authorizes and appoints Marlin Eller and Ted Grabowski, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this registration statement, including any and all post-effective amendments and amendments thereto and any registration statement relating to the same offering as this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

     In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below on the 17th day of June, 1999.

                   SIGNATURE                                        TITLE
                   ---------                                        -----
/s/ MARLIN ELLER                                    Chairman of the Board, Chief Executive
------------------------------------------------    Officer and President (Principal
Marlin Eller                                        Executive Officer)

/s/ TRICIA PARKS-HOLBROOK                           Chief Financial Officer (Principal
------------------------------------------------    Financial and Accounting Officer)
Tricia Parks-Holbrook

/s/ FRED ANTON                                      Director
------------------------------------------------
Fred Anton

/s/ PATRICIA TANGORA                                Director
------------------------------------------------
Patricia Tangora

/s/ LUIS F. TALAVERA                                Director
------------------------------------------------
Luis F. Talavera

                                 EXHIBIT INDEX

NUMBER                           DESCRIPTION
------                           -----------
 1.1+    Form of Underwriting Agreement.
 1.2+    Form of Representative's Warrant Agreement.
 3.1     Amended and Restated Articles of Incorporation.
 3.2+    Form of Certificate of Incorporation (Delaware).
 3.3     Amended and Restated Bylaws.
 3.4+    Form of Bylaws (Delaware).
 4.1+    Form of Specimen Stock Certificate.
 4.2     See Exhibits 3.1-3.4 for provisions defining the rights of the holders of common stock.
 5.1+    Opinion of The Otto Law Group, PLLC (including the consent of such firm) regarding legality of the securities being
         issued.
10.1     1996 Stock Option Plan.
10.2*+   Distribution Agreement dated May 18, 1998 by and between
         Sunhawk.com Corporation and Warner Bros. Publications U.S.
         Inc., as amended by Amendment No. 1.
10.3*+   Distribution Agreement dated as of June 12, 1998 by and
         between EMI Christian Music Publishing and Sunhawk.com
         Corporation.
10.4*+   Music Conversion Agreement dated as of April 1, 1998 by and between Sunhawk.com Corporation and International Music
         Engraving Company, as amended by Amendment No. 1.
10.5     Lease dated August 10, 1998 by and between 223 Taylor Corp.
         and Sunhawk.com Corporation.
10.6+    Form of Employment Agreement between Sunhawk.com and Marlin
         Eller.
23.1     Consent of Ernst & Young, LLP, Independent Auditors.
23.2     Consent of The Otto Law Group, PLLC (contained in Exhibit
         5.1).
24.1     Power of Attorney (See Page II-5).
27.1     Financial Data Schedule.

-------------------------
 *  Confidential treatment to be requested.
 +  To be filed by amendment.